                        As filed with the Securities and Exchange Commission on October 1, 2001
                                                                                                         Registration No.

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

____________________

PERMA-FIX ENVIRONMENTAL SERVICES, INC.
(Exact name of registrant as specified in charter)

     DELAWARE                                                                                           58-1954497
 (State or other jurisdiction of                                                                                                   (I.R.S. Employer Identification No.)
incorporation or organization)

1940 Northwest 67th Place
Gainesville, Florida 32653
(352) 373-4200
(Address, including zip code, and telephone number, including area code, of registrant's principal executive office)

DR. LOUIS F. CENTOFANTI
Chairman of the Board
Perma-Fix Environmental Services, Inc.
1940 Northwest 67th Place
Gainesville, Florida 32653
(352) 373-4200
(Address, including zip code, and telephone number, including area code, of agent for service)
Copy to:
Irwin H. Steinhorn, Esquire
Conner & Winters, A Professional Corporation
One Leadership Square, Suite 1700
211 North Robinson
Oklahoma City, Oklahoma 73102
(405) 272-5711

Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this form are being offered pursuant to a dividend or interest reinvestment plans, please check the following box:  [  ]

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:  [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:   [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box:  [  ]

The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Number of Shares to be Registered	Proposed Maximum Offering Price Per Share	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee
Common Stock	21,619,722(1)	$ 2.69(2)	$58,157,052(3)	$14,539.26

(1)    Includes (a) 250,000 shares which have been or may be issued by the Company in payment of dividends accrued on the Series 17 Class Q Preferred Stock ("Series 17 Preferred"); (b) 1,666,667 shares issuable upon conversion of the Series 17 Preferred; (c) 1,944,242 shares which have been issued by the Company in connection with a stock purchase agreement; (d) 4,397,566 shares which have been issued by the Company pursuant to private placement; (e) 1,999,437 shares which have been issued pursuant to an exchange agreement; and (f) 13,306,052 shares issuable by the Company upon the exercise of various warrants having exercise prices ranging from
        $1.20 to $1.9688.

(2)  Estimated solely for the purposes of calculating the registration fee in accordance with Rule 457(c) and (g) on the basis of the average of the high and low price as quoted on the NASDAQ Small Cap Market on
       September 24, 2001.

(3)  Estimated in accordance with Rule 457(g) for the purpose of calculating the registration fee.

Subject to Completion: Dated October 1, 2001

PROSPECTUS

_____________________________________________________________________________

PermaFix
environmental services

21,619,722 Shares

PERMA-FIX ENVIRONMENTAL SERVICES, INC.

Common Stock

_____________________________________________________________________________

           This prospectus relates to the offer or sale of up to 21,619,722 shares of Perma-Fix Environmental Services, Inc. common stock, or the Shares, from time to time by the Selling Stockholders listed in this prospectus. We will not receive any proceeds from the sale of the Shares by the Selling Stockholders.

           Our common stock is traded on the Nasdaq SmallCap Market under the symbol "PESI" and on the Boston Stock Exchange under the symbol "PES." On September 24, 2001, the closing price of our common stock as reported on the Nasdaq SmallCap Market was $2.63.

           The Company has agreed to pay all the costs and fees relating to the registration of the Shares covered by this prospectus. However, the Company will not pay any discounts, concessions, or commissions payable to underwriters, dealers, or agents incident to the offering of the Shares or the fees and expenses incurred by counsel for the Selling Stockholders.

___________________________________

Investment in these securities involves a high degree of risk.
See "RISK FACTORS" beginning on page 2 of this prospectus.
___________________________________

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.
___________________________________

The date of this prospectus is ____________________, 2001.

The information in this prospectus is not complete and may be changed.  These securities may not be sold until the related registration statement filed with the SEC is effective.  This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

i

ABOUT OUR BUSINESS

           We are engaged, through our subsidiaries, in the following lines of business:

Industrial Waste Management Services

            Our Industrial Waste Management Services include:

            *  treatment, storage, processing, and disposal of hazardous and nonhazardous waste;
            *  industrial waste and wastewater management services, including the collection, treatment, processing and disposal of hazardous and non-hazardous waste, and the design and construction of on-site wastewater treatment systems; and
         *  various waste management services to certain governmental agencies.

         These services are primarily conducted through six of our subsidiaries:

            *  Perma-Fix Treatment Services, Inc. located in Tulsa, Oklahoma;
            *  Perma-Fix of Dayton, Inc. located in Dayton, Ohio;
            *  Perma-Fix of Ft. Lauderdale, Inc. located in Davie, Florida;
            *  Perma-Fix of Orlando, Inc. located in Orlando, Florida;
            *  Perma-Fix of South Georgia, Inc. located in Valdosta, Georgia; and
            *  Perma-Fix of Michigan, Inc. located in Detroit, Michigan.

Nuclear Waste Management Services

          Our Nuclear Waste Management Services include:

           *  treatment, storage, processing and disposal of mixed waste (which is both low-level radioactive and hazardous waste); and

        *  nuclear and low-level radioactive waste treatment, processing and disposal, which includes research, development, and on and off-site waste remediation and processing.

          These services are primarily conducted through three of our subsidiaries:

          *   Perma-Fix of Florida, Inc. located in Gainesville, Florida;
          *   Diversified Scientific Services, Inc. located in Kingston, Tennessee; and
          *   East Tennessee Materials and Energy Corporation located in Oak Ridge, Tennessee.

Consulting Engineering Services

          Our Consulting Engineering Services include broad-scope environmental issues, including environmental management programs, regulatory permitting, compliance and auditing, landfill design, field testing and characterization. These services are primarily conducted through Schreiber, Yonley & Associates, Inc. located in St. Louis, Missouri.

          We have grown through both acquisitions and internal development. Our present objective is to focus on the operations, maximize the profitability, and to continue the research and development of innovative technologies for the treatment of nuclear, mixed and industrial waste.

          We service research institutions, commercial companies, and governmental agencies nationwide. The distribution channels for services are through direct sales to customers or via intermediaries.

We were incorporated in the State of Delaware in December 1990. Our executive offices are located at 1940 N.W. 67th Place, Gainesville, Florida 32653, and our telephone number is (352) 373-4200. Our home page on the Internet is www.perma-fix.com. The information contained in our web site is not incorporated by reference in this prospectus.

RISK FACTORS

           Prospective purchasers of the Shares pursuant to this prospectus should consider carefully the factors set forth below, as well as the other information contained in this prospectus and incorporated herein by reference.

We have a history of losses from operations and may continue to incur additional losses in the future which could adversely affect our ability to operate and your investment in our common stock.

           We have reported consolidated net losses in all annual periods, except 1999, when we reported net income of $1,570,000, before provision for preferred stock dividends, net of $120,000. For the year ended December 31, 2000, we had an audited net loss of $556,000, before provision for preferred stock dividends of $206,000. There is no assurance that we will be able to return to profitability or to become profitable on an annualized basis. Our audited consolidated balance sheet at December 31, 2000, reflected an accumulated deficit of approximately $21,469,000.

           For the three months ended June 30, 2001, we had an unaudited consolidated net loss applicable to common stock of approximately $746,000 (after taking into account a preferred stock dividend of $32,000) on unaudited consolidated net revenues of approximately $17,840,000, as compared to an unaudited consolidated net income applicable to common stock of approximately $262,000 (after taking into account a preferred stock dividend of $50,000) on unaudited consolidated net revenues of approximately $14,492,000 for the three months ended June 30, 2000. For the six-month period ended June 30, 2001, we had an unaudited consolidated net loss applicable to common stock of approximately $1,318,000 (after taking into account a preferred stock dividend of $82,000) on unaudited consolidated net revenues of approximately $36,552,000, as compared to an unaudited consolidated net loss applicable to common stock of approximately $229,000 (after taking into account a preferred stock dividend of $104,000) on unaudited consolidated net revenues of approximately $28,081,000 for the six months ended June 30, 2000.

           If we are unable to obtain and sustain profitability on an annualized basis each year in the foreseeable future, such inability would have a material adverse effect on us and our ability to operate.

Our substantial amount of debt could adversely affect our operations.

           We have a substantial amount of debt. At September 14, 2001, our aggregate consolidated debt was approximately $31 million. Our leverage could have material adverse consequences on our ability to operate our business, including the following:

          *   our ability to obtain additional financing in the future for refinancing indebtedness, acquisitions, working capital, capital expenditures or other purposes may be impaired;

         *   funds available to us for our operations and general corporate purposes or for capital expenditures will be reduced because a substantial portion of our consolidated cash flow from operations will be dedicated to the payment of the principal and interest on our indebtedness;

         *   we may be more highly leveraged than certain of our competitors, which may place us at a competitive disadvantage;

         *   the agreements governing our long-term indebtedness and credit facility contain certain restrictive financial and operating covenants;

          *    of an event of default occurs, which is not cured or waived, under financial and operating covenants contained in either our or our subsidiaries' debt instruments, this could result in and have a material adverse effect on us;

          *    we may be more vulnerable to a downturn in general economic conditions; and

          *    certain of the borrowings under our debt agreements have floating rates of interest, which cause us to be vulnerable to increases in interest rates.

           Our ability to make principal and interest payments, or to refinance indebtedness, will depend on both our and our subsidiaries' future operating performance and cash flow. Prevailing economic conditions, interest rate levels, and financial, competitive, business, and other factors affect us and our subsidiaries. Many of these factors are beyond our control.

Our industrial waste management services and nuclear waste management services subject us to potential environmental liability.

          Our business of rendering services in connection with management of waste, including certain types of hazardous waste and low-level radioactive waste, subjects us to significant risks of liability for damages. Such liability could involve, without limitation:

           *    claims for clean-up costs, personal injury or damage to the environment in cases in which we are held responsible for the release of hazardous or radioactive materials;

        *    claims of employees, customers, or third parties for personal injury or property damage occurring in the course of our operations; and

           *   claims alleging negligence or professional errors or omissions in the planning or performance of our services or in the provision of our products.

In addition, we could be deemed a responsible party for the cost of cleaning any property which may be contaminated by hazardous substances generated by us and disposed at such property or transported by us to a site selected by us, including properties we own or lease.

The price of our common stock may be driven down by conversion of our convertible preferred stock and exercise of our outstanding warrants and options.

           The conversion of our outstanding Series 17 Class Q Convertible Preferred Stock, par value $.001 per share (the "Series 17 Preferred"), could result in an issuance of up to 1,666,667 shares of common stock. The conversion price of the Series 17 Preferred is $1.50 per share of common stock, subject to adjustment pursuant to certain anti-dilution provisions. We also have outstanding warrants to purchase up to approximately 15,513,802 shares of common stock and outstanding options to purchase up to approximately 2,079,949 shares of common stock (assuming that all options are currently exercisable). The exercise prices of the outstanding warrants and options (assuming that all options are currently exercisable) for purchase of shares of our common stock range from $1.00 per share to $5.25 per share, subject to adjustment pursuant to certain anti-dilution provisions.

           The conversion of the Series 17 Preferred into, and the exercise of outstanding warrants and options for, common stock would reduce the percentage ownership of existing common stockholders and could, among other things, depress the price of the common stock. This result could detrimentally affect our ability to raise additional equity capital. The issuance of such additional shares of common stock may also result in a change in control.

There are a substantial number of shares of common stock eligible for future sale in the public market. The sale of those shares could cause the market price of our common stock to fall. Any future equity issuances by us may have dilution and other effects on our existing stockholders.

          The conversion of our outstanding convertible preferred stock and the exercise of our outstanding options and warrants will result in the issuance of a substantial number of shares of common stock, thereby causing dilution of the common stock. The holders of all of our convertible preferred stock and the holders of many of our warrants and options may immediately sell the full amount of common stock received upon conversion of the convertible preferred stock or exercise of the warrants and options, as applicable. As these shares are sold, the price of the common stock may decrease. Dilution of our common stock may potentially have a substantial and material adverse impact on our earnings per share, as well as on our ability to raise additional equity capital. The issuance of such additional shares of common stock may also result in a change in control.

Our outstanding preferred stock and warrants subject us to a potential change in control, which could have an adverse effect on our management and our stockholders' ability to direct management.

           As of September 21, 2001, Capital Bank-Grawe Gruppe AG ("Capital Bank"), f/k/a RBB Bank Aktiengesellschaft, owned of record, as agent for certain of its investors, 9,972,914 shares of our common stock, or approximately 29.5% of the outstanding shares of common stock. Capital Bank is also the owner of record of:

         *    all of the outstanding shares of the Series 17 Preferred which are convertible into 1,666,667 shares of common stock; and

       *    various warrants for the purchase of up to 5,308,650 shares of common stock.

These estimates do not include the shares of common stock which may be issued to Capital Bank in payment of dividends accrued on the Series 17 Preferred.

          If Capital Bank acquires an aggregate of 1,666,667 shares of common stock on conversion of the Series 17 Preferred and 5,308,650 shares of common stock upon the exercise of various warrants, Capital Bank will own approximately 16,948,231 shares of common stock (which includes the 9,972,914 shares of common stock held by Capital Bank as of September 21, 2001), representing approximately 41.6% of our then outstanding common stock. These estimates do not include the shares of common stock which may be issued to Capital Bank in payment of dividends accrued on the Series 17 Preferred. The estimates further assume no other options or warrants are exercised, and we do not issue any other shares of common stock. We may not have sufficient remedies to avoid an actual change in control if Capital Bank seeks such a change in control.

          If Capital Bank converts all of the shares of Series 17 Preferred and exercises all of the currently outstanding warrants that are held in its name and all of the other currently outstanding warrants and options are exercised, then Capital Bank would own approximately 32.0% of our issued and outstanding common stock. This estimate assumes we do not issue any other shares of our common stock. In this event, Capital Bank would still be our largest stockholder.

         If Capital Bank acquires control of us by converting the Series 17 Preferred and exercising the outstanding warrants held by it, our operations and management could be greatly impacted. For instance, Capital Bank could have the ability to exercise significant or absolute influence over matters involving stockholder voting, including election of directors or the approval of a merger proposal. As a result, the ability of our stockholders (other than Capital Bank) to influence our management and policies could be reduced, and their ability to realize opportunities to sell some or all of their common stock at prices that represent a premium over market prices could be lost.

          The rules of the Nasdaq SmallCap Market (the "Nasdaq") could deem such a change in control to be a change in financial structure or a merger or consolidation with Capital Bank. If so, Nasdaq could require us to requalify under the initial listing standards of Nasdaq to maintain the listing of our common stock on the Nasdaq. If we are required to requalify for listing on the Nasdaq, among other things, our common stock must have a minimum bid price of $4.00 per share. The market price of the common stock as of the effective date of this prospectus is below $4.00 and would not meet Nasdaq initial listing requirements.

Our directors and officers own a significant percentage of our common stock. Their ownership could enable them to exercise significant control over corporate decisions.

            Prior to the conversion of the outstanding shares of our Series 17 Preferred or the exercise of any outstanding warrants and options, approximately 7.8% of the outstanding shares of common stock is held by our executive officers and directors as of September 21, 2001. Such persons have options or similar other rights to acquire approximately 452,645 shares, representing an additional 2.0% of our common stock. Assuming the options and warrants held by our executive officers and directors which are exercisable within 60 days of September 21, 2001, are exercised, the outstanding shares of Series 17 Preferred are not converted, and no other outstanding options or warrants are exercised, our executive officers and directors would beneficially own, as a group, approximately 9.8% of the outstanding shares of common stock.

The growth of our business is primarily dependent upon our ability to successfully operate M&EC.

            In June 2001, we acquired East Tennessee Materials and Energy Corporation ("M&EC"), a mixed waste processing facility in Oak Ridge, Tennessee. Prior to the acquisition, we had loaned and advanced approximately $12.1 million to M&EC for use in the operation and construction of M&EC's facility.  At the closing of the M&EC acquisition, we advanced funds to M&EC to pay certain liabilities to the Internal Revenue Service, certain 401(k) plans, and several M&EC debt holders, in an aggregate amount of approximately $2.0 million.  In order to acquire M&EC and to finance the construction of M&EC's facility, we borrowed a substantial amount of funds. Because M&EC's facility is newly constructed, M&EC had no operating history prior to our acquisition of M&EC. There are no assurances that M&EC's operations will generate revenue sufficient for us to recoup the amounts loaned to M&EC and expended in the acquisition of M&EC. There are also no assurances that we will be able to effectively operate M&EC to achieve profitability. Consequently, the potential growth of our business will be limited and our business, results of operations, and financial condition would suffer a material adverse effect if we are unable to successfully operate M&EC.

            Currently, M&EC's revenues are generated primarily pursuant to three subcontracts under contracts with the U. S. Department of Energy (the "DOE"). Each of these subcontracts provides that the DOE may terminate the contracts under which the subcontracts were issued on 30 days' notice. If we fail to maintain, renew, or replace these contracts, M&EC's revenues will be materially reduced, and your investment will be materially and adversely affected.

If we cannot maintain our government permits or cannot obtain any required permits, we may not be able to continue or expand our operations.

            Our business is subject to extensive, evolving, and increasingly stringent federal, state, and local environmental laws and regulations. Such federal, state, and local environmental laws and regulations govern our activities regarding the treatment, storage, recycling, disposal, and transportation of hazardous and non-hazardous waste and low-level radioactive waste. We must obtain and maintain permits, licenses and/or approvals to conduct such activities in compliance with such laws and regulations. Failure to obtain and maintain such permits, licenses and/or approvals would have a material adverse effect on our operations and financial condition. There can be no assurance that we will be able to maintain our currently held permits, licenses, and/or approvals or obtain any additional permits, licenses and/or approvals which may be required as we expand our operations.

Our liquidity and profitability affects our ability to comply with governmental regulations.

           Because the environmental industry continues to develop rapidly, we cannot predict the extent to which our operations may be affected by future enforcement policies as applied to existing laws, by changes to current environmental laws and regulations, or by the enactment of new environmental laws and regulations. Any predictions regarding possible liability under such laws are complicated further by current environmental laws which provide that we could be liable, jointly and severally, for certain activities of third parties over whom we have limited or no control. The standards imposed by federal, state, and local permitting laws require us to incur certain levels of capital expenditures to maintain compliance with such standards.

           Our inability to become profitable on a long-term basis could have a negative impact on our ability to remain in compliance with various federal, state, and local environmental regulations. Violation of such federal, state, and local regulations could result in the loss of one or more of our permits or subject us to substantial fines, penalties, or other liabilities that could have a material adverse impact on our business.

As our operations expand, we may be subject to increased litigation.

          Our operations are regulated by numerous laws regarding procedures for waste treatment, storage, recycling, transportation, and disposal activities, all of which may provide the basis for litigation against us. In recent years, the waste treatment industry has experienced a significant increase in so-called "toxic-tort" litigation as those injured by contamination seek to recover for personal injuries or property damage. We believe that as our operations and activities expand, there will be a similar increase in the potential for litigation alleging that we are responsible for contamination or pollution caused by our normal operations, negligence or other misconduct, or for accidents which occur in the course of our business activities. Such litigation, if significant and not adequately insured against, could have a material adverse effect upon our operations and financial condition. Protracted litigation would likely cause us to spend significant amounts of our time, effort, and money. This could prevent our management from focusing on our operation and expansion, thereby resulting in a material adverse effect upon us.

If we cannot maintain adequate insurance coverage, we will violate certain of our operating permits.

          Our business exposes us to various risks, including claims for causing damage to property and injuries to persons which may involve allegations of negligence or professional errors or omissions in the performance of our services. Such claims could be substantial. We believe that our insurance coverage is presently adequate and similar to, or greater than, the coverage maintained by other companies in the industry of our size. There can be no assurance that we will be able to obtain adequate or required insurance coverage in the future or, if obtainable, that such insurance will be available at affordable rates. If we cannot obtain or maintain such coverage, we would violate our permit conditions and other requirements of the environmental laws, rules, and regulations under which we operate, and we would be unable to continue certain of our operations. These events would have a material adverse effect on our operations and financial condition.

Our operations will suffer if we are unable to manage our rapid growth.

          We are currently experiencing a period of rapid growth through internal expansion and strategic acquisitions. This growth has placed, and could continue to place, a significant strain on our management, personnel, and other resources. Our ability to grow effectively will require us to effectively manage our collaborative arrangements and to continue to improve our operational, management, and financial systems and controls, and to successfully train, motivate, and manage our employees. Management's inability to effectively control growth could have a material adverse effect on our operations and financial condition.

If we are unable to develop and protect our proprietary technology, our growth could be limited.

          Our success is heavily dependent upon our ability to develop and market our proprietary technologies. There can be no assurance that the steps taken by us to protect our proprietary technologies will be adequate to prevent misappropriation of these technologies by third parties. Any such misappropriation could have a material adverse effect on our operations and financial condition. Changes to current environmental laws and regulations also could limit the use of our proprietary technology.

The loss of our key personnel could have a material adverse effect on our business.

           Our success depends on the contributions of our key management, environmental and engineering personnel, especially Dr. Louis F. Centofanti, Chairman, President, and Chief Executive Officer. The loss of Dr. Centofanti could have a material adverse effect on our operations, revenues, and prospects.  Our future success depends on our ability to retain and expand our staff of qualified personnel, including environmental specialists and technicians, sales personnel, and engineers. There can be no assurance that we will be successful in our efforts to attract and retain such personnel as their availability is limited due to the rapid increase in the demand for hazardous waste management services and the highly competitive nature of the hazardous waste management industry. We do not maintain key person insurance on any of our employees, officers, or directors.

          Our credit facility provides that a change of control will occur if Dr. Centofanti or Richard T. Kelecy cease to serve as senior executive officers in substantially the same capacity as served on the date of the credit facility. Our credit facility also provides that a change of control results when the persons who are members of our Board on the closing of the credit facility cease to constitute 50% of our Board. Each of these events could be an event of default under the terms of the credit facility. The terms of the Purchase Agreement covering our Subordinated Notes provide that if Dr. Centofanti ceases to be our President and Chief Executive Officer, the holders of the Subordinated Notes have the option to require us to prepay all amounts owing under the Subordinated Notes.  The Purchase Agreement covering the Subordinated Notes also provides that if any person or group, including Capital Bank, is successful in electing its nominees to 50% or more of the positions on our Board, the holders of the Subordinated Notes have the option to require us to prepay all amounts owing under the Subordinated Notes plus a prepayment premium.

If environmental regulation or enforcement is relaxed, the demand for our services will decrease.

          The demand for our services is substantially dependent upon the public's concern with, and the continuation and proliferation of, the laws and regulations governing the treatment, storage, recycling, and disposal of hazardous, non-hazardous, and low-level radioactive waste. A decrease in the level of public concern, the repeal or modification of such laws, or any significant relaxation of regulations relating to the treatment, storage, recycling, and disposal of hazardous waste and low-level radioactive waste would significantly reduce the demand for our services and could have a material adverse effect on our operations and financial condition. We are not aware of any current federal or state government or agency efforts in which a moratorium or limitation has been, or will be, placed upon the creation of new hazardous waste regulations that would have a material adverse effect on us; however, no assurance can be made that such a moratorium or limitation will not be implemented in the future.

We do not intend to pay dividends on our common stock in the foreseeable future.

           Since our inception, we have not paid cash dividends on our common stock, and we do not anticipate paying any cash dividends in the foreseeable future. We intend to retain future earnings, if any, to provide funds for the operation and/or expansion of our business.

          The terms of the Series 17 Preferred allow us to pay dividends on the outstanding Series 17 Preferred in cash or common stock. We currently intend to pay the dividends accruing on the Series 17 Preferred in common stock if, and when, declared and paid by our Board of Directors. This prospectus includes up to 250,000 shares of common stock which may be issued as dividends on the Series 17 Preferred. The actual number of shares of common stock issuable in payment of such accrued dividends may be more or less depending upon, among other things, the length of time the Series 17 Preferred is outstanding and the price of the common stock at the time of payment of dividends. Our credit facility prohibits us from paying cash dividends on the Series 17 Preferred without the lender's prior written consent.

We may be unable to utilize loss carryforwards in the future.

           We have approximately $13.8 million in net operating loss carryforwards which will expire from 2004 to 2020 if not used against future federal income tax liabilities. Our net loss carryforwards are subject to various limitations and have not been approved by the Internal Revenue Service. We anticipate the net loss carryforwards will be used to reduce the federal income tax payments which we would otherwise be required to make with respect to income, if any, generated in future years.

Delaware law, certain of our charter provisions, and our stock option plans may inhibit a change of control under circumstances that could give you an opportunity to realize a premium over prevailing market prices.

           We are a Delaware corporation governed, in part, by the provisions of Section 203 of the General Corporation Law of Delaware, an anti-takeover law. In general, Section 203 prohibits a Delaware public corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business contribution is approved in a prescribed manner. As a result of Section 203, potential acquirers may be discouraged from attempting to effect acquisition transactions with us, thereby possibly depriving our security holders of certain opportunities to sell, or otherwise dispose of, such securities at above-market prices pursuant to such transactions. Further, our 1991 Performance Equity Plan, 1992 Outside Directors Stock Option Plan, and 1993 Nonqualified Stock Option Plan provide for the immediate acceleration of, and removal of restrictions from, options and other awards under such plans upon a "change of control" (as defined in the respective plans). Such provisions may also have the result of discouraging acquisition of us.

          The issued and outstanding shares of Series 17 Preferred held by Capital Bank and the warrants held by Capital Bank could discourage other persons from attempting to acquire us. If Capital Bank acquires an aggregate of 1,666,667 additional shares of common stock upon conversion of the outstanding Series 17 Preferred and the 5,308,650 additional shares issuable upon the exercise of the warrants held by Capital Bank, Capital Bank will own approximately 16,948,231 or 41.6% of our outstanding common stock, which includes the 9,972,914 shares of common stock directly held by Capital Bank as of September 21, 2001, but does not include the shares of common stock which may be issuable in payment of dividends on the Series 17 Preferred. This percentage assumes that no shares of common stock are issued after September 21, 2001, other than to Capital Bank in connection with the conversion of the Series 17 Preferred and exercise of the warrants. In such event, Capital Bank will be our largest single stockholder and will have a significant number of shares of common stock within its control, and we may have insufficient remedies to avoid an actual change in control in favor of Capital Bank. The issued and outstanding shares of the Series 17 Preferred and the common stock held by Capital Bank could discourage other persons from attempting to acquire us even if Capital Bank does not obtain control.

We currently do not have a sufficient number of shares of common stock available for issuance if all of our outstanding options and warrants are exercised and our outstanding preferred stock is converted. Consequently, if our stockholders do not approve an increase in the number of shares of our authorized common stock, we could be in default under our various obligations to issue common stock.

          Our Restated Certificate of Incorporation, as amended (the "Certificate"), presently authorizes 52 million shares of our capital stock, consisting of 50 million shares of common stock and 2 million shares of preferred stock. As of September 21, 2001, 33,763,177 shares of common stock were issued and outstanding, leaving 16,236,823 authorized shares (including 988,000 treasury shares) available for future issuance. However, if all of our currently exercisable warrants and options are exercised and our preferred stock is converted, we would be obligated to issue 19,260,418 shares of common stock, which is 3,023,595 shares more than would be available for issuance. To provide us with additional shares of authorized common stock, our Board will recommend that our stockholders approve an amendment to the Certificate to increase our authorized shares of common stock from 50 million to 75 million. Our Board expects that this proposal will be presented to our stockholders at a special meeting to be held before year's end. See "RECENT DEVELOPMENTS - Private Placement: Unit Warrants and Placement Agent Warrants."

          If the stockholders do not approve the amendment increasing the number of authorized shares of common stock, we may be unable to fulfill all of our potential obligations to issue shares of common stock. If we are unable to fulfill these obligations, it is possible that certain actions could be taken against us for losses and damages, which could have a material adverse effect on us.

If our stockholders approve an increase in the number of shares of our common stock, such increase could be used by management to discourage corporate takeovers and could prevent stockholders from realizing a premium on their investment.

          The Board will recommend that our stockholders approve at a special meeting to be held prior to year's end an increase in its number of authorized shares of common stock from 50 million to 75 million. In addition to the need for additional shares to fulfill our current potential obligations to issue common stock, as discussed above, increasing the number of authorized shares of common stock is also necessary to provide us with the ability to issue common stock from time to time as needed for proper corporate purposes, such as:

          *    raising capital funds through private or public offerings;

          *    acquiring other companies;

          *    declaring stock splits or stock dividends; and

          *    issuing common stock under warrants, preferred stock, or other rights which may be granted by us from time to time in the future.

           Such additional authorization of shares of common stock could be used by incumbent management to make more difficult, and thereby discourage, an attempt to acquire control of us, even though our stockholders may deem such an acquisition desirable. The issuance of new shares of common stock and/or preferred stock could also be used to dilute the stock ownership and voting power of a third party seeking to remove the directors, replace incumbent directors, accomplish certain business combinations alter, amend, or repeal portions of our Certificate or discourage or prohibit a takeover of us. See "RECENT DEVELOPMENTS - Private Placement: Unit Warrants and Placement Agent Warrants."

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

          This prospectus contains forward-looking statements. All statements, other than statements of historical fact, in this prospectus are forward-looking statements, including statements regarding, among other things:

          *  our current objective to develop innovative technologies;
          *  our ability or inability to improve operations and become profitable on an annualized basis and continue our operations;
          *  our ability to develop and protect proprietary technologies in the conduct of our operations;
          *  our anticipated financial performance;
          *  our ability to utilize net operating loss carryforwards against future federal income tax liabilities;
          *  our ability to comply with our general working capital requirements;
          *  our ability to retain or receive certain permits or patents; and
          *  the adoption of moratoriums or limitations by federal or state governments regarding the creation of new hazardous waste regulations.

Although we believe our expectations reflected in those forward-looking statements are based on reasonable assumptions, we cannot assure you that these expectations will prove to be correct.

           Important factors which could cause actual results and future outcomes to differ materially from those described in this prospectus include, but are not limited to, the following:

           *   general economic conditions;
           *   material reduction in revenues;
           *   inability to collect in a timely manner a material amount of receivables;
           *   increased competitive pressures;
           *   inability to maintain and obtain required permits and approvals to conduct operations;
           *   reduction in revenues and profitability of services provided by us due to increased competition;
           *   lack of resources to develop new technologies relating to the waste management business;
           *   future federal tax audit or audits which could reduce our loss carryforwards;
           *   limitations imposed by the Internal Revenue Code or our inability to utilize our loss carryforwards;
           *   inability to develop new and existing technologies in the conduct of operations or to develop such technologies for commercial use;
           *  changes in federal, state, and local laws and regulations, especially environmental regulations, or in the interpretation of such laws and regulations;
           *  management retention and development;
           *  inability to become profitable, and, if unable to become profitable, our inability to secure additional liquidity in the form of additional equity or debt;
           *  inability to maintain the listing of our common stock on the Nasdaq;
           *  cancellation of one or more subcontracts issued to M&EC in connection with government contracts;
           *  M&EC's lack of operating history; and
           *  the factors set forth under "Risk Factors" beginning on page 2 of this prospectus.
In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "would," "expect," "plan," "anticipate," "believe," "continue," or the derivative of these terms or other similar expressions. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified by the cautionary statements included in this prospectus. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

RECENT DEVELOPMENTS

Acquisition of East Tennessee Materials and Energy Corporation

          On June 25, 2001, we completed the acquisition of M&EC, pursuant to the terms of the Stock Purchase Agreement, dated January 18, 2001, (the "Stock Purchase Agreement") with M&EC, all of the shareholders of M&EC, and Bill Hillis. Pursuant to the terms of the Stock Purchase Agreement, M&EC acquired 20% of the outstanding shares of voting stock of M&EC, and we acquired all of the remaining outstanding shares of M&EC voting stock (collectively, the "M&EC Acquisition"). As a result, we now own all of the issued and outstanding voting capital stock of M&EC.

           We paid approximately $2.4 million for the M&EC voting stock by issuing approximately 1.6 million shares of our common stock to the shareholders of M&EC, with each share of common stock having an agreed value of $1.50, the closing price of the common stock as quoted on the Nasdaq on the date of the initial letter of intent relating to the M&EC Acquisition. As partial consideration of the M&EC Acquisition, M&EC issued shares of its newly created Series B Preferred Stock to shareholders of M&EC having a stated value of approximately $1.3 million. The Series B Preferred Stock is non-voting and non-convertible and may be redeemed at the option of M&EC at any time after one year from the date of issuance for the price of $1.00 per share. Following the first 12 months after the original issuance of the Series B Preferred Stock, the holders of the Series B Preferred Stock will be entitled to receive, when, as, and if declared by the Board of Directors of M&EC out of legally available funds, dividends at the rate of 5% per year per share applied to the amount of  $1.00 per share, which shall be fully cumulative. As a condition to the closing of the M&EC Acquisition, we also issued approximately 347,000 shares of our common stock to certain creditors of M&EC in satisfaction of approximately $520,000 of M&EC's liabilities.

           Prior to the completion of the M&EC Acquisition, we operated under a subcontract agreement for the design and construction of M&EC's facility. As of the date of the M&EC Acquisition, we had loaned to M&EC approximately $2.3 million for working capital purposes and had advanced approximately $9.8 million related to the construction of the new facility. At the closing of the M&EC Acquisition, we advanced funds to M&EC to pay certain liabilities to the Internal Revenue Service, certain 401(k) plans, and several M&EC debt holders, in the aggregate amount of approximately $2.0 million. The net cash used for the M&EC Acquisition and the cash advanced for construction and working capital to, and on behalf of, M&EC totaled approximately $14.1 million.

          M&EC recently completed the construction of its mixed waste treatment facility in Oak Ridge, Tennessee. The 125,000 square-foot facility, located on the grounds of the Oak Ridge K-25 Weapons Facility of the DOE, will treat waste coming from governmental, institutional, and commercial generators nationwide. M&EC operates under both a hazardous waste treatment and storage permit and a license to store and treat low-level radioactive waste. M&EC also has three subcontracts (the "Oak Ridge Contracts") with Bechtel-Jacobs Company, LLC, DOE's site manager, which were awarded in 1998. The facility began accepting waste in June 2001, and became fully operational in the third quarter of 2001.

          The Oak Ridge Contracts are similar in nature to a blanket purchase order whereby the DOE specifies the approved waste treatment process and team to be used for certain disposal, but the DOE does not specify a schedule as to dates for disposal or quantities of disposal material to be processed. The initial term of the contract will represent a demonstration period for the team's successful treatment of the waste and the resulting ability of such processed waste to meet acceptance criteria for its ultimate disposal location.

         As with most such blanket processing agreements, the Oak Ridge Contracts contain no minimum or maximum processing guarantees, and may be terminated by either party pursuant to standard DOE procurement regulation terms which provide, among other things, that they are terminable upon 30 days' notice. Each specific waste stream processed under the Oak Ridge Contracts will require a separate work order from DOE and will be priced separately with an intent of recognizing an acceptable profit margin.

Note Warrants

          On July 31, 2001, we issued approximately $5.6 million of our 13.50% Senior Subordinated Notes due July 31, 2006 (the "Subordinated Notes"). The Subordinated Notes were issued pursuant to the terms of a Note and Warrant Purchase Agreement, dated July 31, 2001 (the "Purchase Agreement"), between Associated Mezzanine Investors - PESI (I), L.P. ("AMI"), Bridge East Capital, L.P. ("BEC"), and us. The Subordinated Notes are unsecured and are unconditionally guaranteed by our subsidiaries. Our payment obligations under the Notes are subordinate to our payment obligations to our primary lender and to certain other of our debts up to an aggregate amount of $25 million. The net proceeds from the sale of the Subordinated Notes were used to repay certain short-term loans.

          Under the terms of the Purchase Agreement, we issued to AMI and BEC warrants to purchase up to 1,281,731 shares of our common stock at an initial exercise price of $1.50 per share (the "Note Warrants"). The Note Warrants may be exercised at any time during a seven-year term and provide for cashless exercise. The number of shares issuable upon exercise of the Warrants is subject to adjustment pursuant to certain anti-dilution provisions.

           The Note Warrants are exercisable at any time, from time to time, beginning July 31, 2001, until July 31, 2008 at an exercise price of $1.50 per share of common stock. The Note Warrants may also be exercised at the option of the holder pursuant to a cashless exercise provision, which permits the holder to surrender the Note Warrants in exchange for the number of shares of common stock equal to the product of the number of shares of common stock designated to be exercised multiplied by a fraction, the numerator of which is the current market price of the common stock less $1.50, the denominator of which is the current market price. The number of shares of common stock issuable upon exercise of the Note Warrants and the exercise price of the Note Warrants are subject to adjustment under certain circumstances summarized below.

           If, at any time after July 31, 2001, we issue or sell additional shares of common stock (including certain option and convertible securities under which common stock may be issued) without consideration or for a consideration per share less than the market price of the common stock on the date of, and immediately prior to, such issue or sale, the exercise price of the Note Warrants will be reduced to a price determined by multiplying the exercise price by a fraction:

           *    the numerator of which will be:

                 (a)     the number of shares of common stock outstanding immediately prior to such issue or sale, plus

             (b)     the number of shares of common stock which the aggregate consideration received by us for the total number of such additional shares of common stock issued or sold would purchase at the then market price; and

        *    the denominator of which will be the number of shares of common stock outstanding immediately after such issue or sale.

          Upon an adjustment in the exercise price of the Note Warrants, the number of shares issuable upon exercise of the Note Warrants will be adjusted by multiplying the number of shares of common stock which would otherwise be issuable upon such exercise by a fraction:

           *    the numerator of which is $1.50; and

           *    the denominator of which is the exercise price, as may be adjusted under the terms of the Note Warrants.

          If after July 31, 2001, we declare a dividend or other distribution on our common stock other than a dividend payable in common stock or options for common stock or a regular periodic dividend payable in cash and declared out of earned surplus of the Company, the exercise price in effect prior to the record date for such dividend will be reduced to a price determined by multiplying the exercise price by a fraction (a) the numerator of which will be the current market price on such record date less the value of the dividend or distribution applicable to one share of common stock; and (b) the denominator of which shall be the current market price.

          The Note Warrants' anti-dilution terms further provide that, if after July 31, 2001, we:

          *    consolidate with or merge into another person without being the continuing or surviving corporation; or

          *    consolidate or merge with another person in which we are the continuing or surviving corporation but our common stock or other securities are exchanged for other securities of another person; or

          *    we transfer all or substantially all of our properties; or

          *    we effect a capital reorganization or reclassification of our common stock or other securities which are not subject to the anti-dilution provisions discussed above,

then the holders of the Note Warrants will be entitled to receive the amount of cash, securities or other property, which the holder would have been entitled to receive if holder had exercised the Note Warrants immediately prior to the transaction. An exception to the above sentence is if a purchase, tender, or exchange offer has been accepted by our stockholders and following such purchase, tender, or exchange offer, the maker thereof, together with its affiliates own more than 50% of our outstanding common stock, then holders of the Note Warrants have the option to receive the amount of cash, securities, or other property to which the holder would have been entitled, if the holder of the Note Warrants had exercised the Note Warrants prior to the expiration of such purchase, tender or exchange offer and accepted such offer, and all of the common stock held by such holder had purchased pursuant to such purchase, tender or exchange offer.

          The Subordinated Notes and Note Warrants were sold pursuant to an exemption from registration under Section 4(2) of the Securities Act of 1933, as amended (the "Act"), and/or Rule 506 of Regulation D promulgated under the Act, and, therefore, were not registered under the Act. The holders of the Note Warrants have the right to demand registration of the shares of common stock issuable under the Note Warrants on two occasions and also have certain piggyback registration rights.

           In connection with the sale of the Subordinated Notes, we entered into an Option Agreement, dated July 31, 2001, with AMI and BEC (the "Option Agreement"). Pursuant to the Option Agreement, we granted each purchaser of the Subordinated Notes an irrevocable option requiring us to purchase any or all of the Note Warrants or the shares of common stock issuable under the Note Warrants then held by the purchaser (the "Put Option"). The Put Option may be exercised at any time commencing July 31, 2004, and ending July 31, 2008. In addition, each purchaser granted us an irrevocable option to purchase all of the Note Warrants or the shares issued under the Note Warrants which are then held by the purchaser (the "Call Option"). The Call Option may be exercised at any time commencing July 31, 2005, and ending July 31, 2008. The purchase price under the Put Option and the Call Option is based on the quotient obtained by dividing (a) the sum of six times our consolidated EBITDA for the period of the 12 most recent consecutive months minus Net Debt plus the Warrant Proceeds by (b) our Diluted Shares (as the terms EBITDA, Net Debt, Warrant Proceeds, and Diluted Shares are defined in the Option Agreement).

Private Placement: Unit Warrants and Placement Agent Warrants

           On July 30, 2001, we completed a private placement offering of units (the "Private Placement") to accredited investors. Each unit is comprised of one share of our common stock and one warrant to purchase one share of common stock (a "Unit Warrant"). The purchase price for each unit was $1.75, and the exercise price of each Unit Warrant is $1.75, subject to adjustment under certain conditions. We accepted subscriptions for 4,397,566 of the maximum 4,400,000 units offered, for an aggregate purchase price of $7,695,740.

           Under the terms of the Private Placement, we had the right to appoint one or more placement agents (each, a "Placement Agent") to place the units as our agent and to assist in completing the Private Placement. We paid each Placement Agent a private placement fee equal to 7.5% of the aggregate purchase price for units placed by that particular Placement Agent. We also issued to each Placement Agent warrants to purchase up to the number of shares of common stock equal to 7% of the aggregate purchase price for units placed by that particular Placement Agent, divided by $1.75 (the "Placement Agent Warrants"). The Placement Agent Warrants are for a term of five years and have an exercise price of $1.75 per share. As a result, we paid the Placement Agents $232,031 in total fees and issued to them Placement Agent Warrants for the purchase of up to an aggregate of 123,750 shares of common stock.

          The Private Placement was sold only to accredited investors as that term is defined under Regulation D of the Act. One of the investors in the Private Placement was Capital Bank, which subscribed for 842,995 units under the Private Placement. Capital Bank may be considered a beneficial owner of more than 10% of our issued and outstanding common stock. Capital Bank directly owns, as agent for its investors, 9,972,914 shares of common stock, or 29.5% of our outstanding common stock as of September 21, 2001, and holds warrants and convertible preferred stock entitling it to purchase or receive up to an additional 6,975,317 shares of common stock. See "POTENTIAL CHANGE IN CONTROL" for a discussion of Capital Bank's ownership of our securities as agent for its various investors.

           Under the original terms of the Private Placement, we offered to sell a maximum of 5,000,000 units. After the Private Placement commenced, however, the maximum number of units offered was reduced to 4,400,000 in order to comply with Rule 4350(i)(1)(D) of the rules of the National Association of Securities Dealers, Inc. Our common stock is listed for trading on the Nasdaq and the Boston Stock Exchange ("BSE"). Although the BSE approved the listing of the shares of common stock to be issued in connection with the Private Placement and upon the exercise of the Unit Warrants and the Placement Agent Warrants, the Nasdaq advised the Company that the Private Placement could violate Rule 4350(i)(1)(D) governing the listing of additional securities on the Nasdaq as originally structured.

           Rule 4350(i)(1)(D) provides that a corporation may not, through a private offering such as the Private Placement, issue a number of shares of common stock equal to or greater than 20% of the corporation's outstanding common stock at a price less than the greater of book or market value of the common stock without first obtaining shareholder approval. At the time of the discussion with Nasdaq, we had approximately 22.5 million shares of common stock outstanding, and the Private Placement of up to 5 million units would result in up to 10 million shares being issued if the Unit Warrants were exercised, representing more than 30% of our then issued and outstanding common stock. For purposes of determining whether the Private Placement complies with Rule 4350 (i)(1)(D), the Nasdaq asserted that we must determine market value as of the date that each subscription agreement for units is executed by the investor and becomes binding and not April 6, 2001, the date the Private Placement commenced. Because the price of the common stock as reported on the Nasdaq rose from $1.6875 per share on the date the Private Placement commenced to $2.27 on the date the Private Placement terminated, numerous subscription agreements were executed at a time when the market value per share of common stock was greater than the $1.75 purchase price per unit. The Nasdaq claimed that the subscription agreements executed on a date when the market price was greater than the $1.75 unit purchase price represented sales at less than the greater of book or market value of the common stock, thereby violating Rule 4350(i)(1)(D).

           In order to comply with Rule 4350(i)(1)(D), we agreed with Nasdaq to restructure the Private Placement so that (a) the maximum number of units offered was reduced from 5 million to 4.4 million, and (b) the Unit Warrants and the Placement

Agent Warrants could not be exercisable until our stockholders approved the issuance of the shares of common stock upon the exercise of the Unit Warrants and the Placement Agent Warrants. Prior to the closing of the Private Placement, the Placement Agents and the initial investors who subscribed for units agreed to amend the terms of the Unit Warrants and the Placement Agent Warrants pursuant to our agreement with the Nasdaq. As a result of these modifications, only 4,397,566 shares of common stock, representing approximately 19.5% of the issued and outstanding shares of common stock as of the commencement of the Private Placement, have been issued under the Private Placement without stockholder approval.

           We anticipate mailing to our stockholders during the fourth quarter of 2001 our proxy statement soliciting proxies for the special meeting of stockholders to be held prior to year end (the "Special Meeting"). At the Special Meeting, the stockholders entitled to vote will be asked to approve the issuance of the shares of common stock issuable upon the exercise of the Unit Warrants and the Placement Agent Warrants and increase the authorized number of shares of our common stock from 50 million to 75 million. Capital Bank has advised us that it will recommend to its investors that they allow Capital Bank to vote the shares of common stock held of record by Capital Bank for the approval of these proposals. The Unit Warrants and the Placement Agent Warrants do not provide a penalty if we are unable to obtain such stockholder approval. If we do not obtain such stockholder approval, we will not be obligated to issue shares pursuant to the exercise of the Unit Warrants or the Placement Agent Warrants. If the proposal is approved by the stockholders and if all Unit Warrants and Placement Agent Warrants are exercised, we would receive approximately $7,912,000 in proceeds from such exercises. If the proposal is not approved, we will withdraw the shares of common stock issuable under the Unit Warrants and the Placement Agent Warrants from the registration statement containing this prospectus.

           Each Unit Warrant and Placement Agent Warrant entitles the holder to purchase one share of common stock at an exercise price of $1.75 per share, subject to the adjustments in certain cases described below. Each Unit Warrant and Placement Agent Warrant may be exercised at any time after stockholder approval of the issuance of common stock upon such exercise and prior to the expiration of the fifth anniversary of the date of issuance of the Unit Warrants and Placement Agent Warrants.

          The exercise price and the number of shares of common stock issuable upon the exercise of the Unit Warrants and Placement Agent Warrants are subject to adjustment, from time to time, if we:

          *     (a) pay a dividend in, or make a distribution of, shares of capital stock on our outstanding common stock; (b) subdivide our outstanding shares of common stock into a greater number of shares; or
                 (c) combine our outstanding shares of common stock into a smaller number of shares; and

         *     consolidate with, or merge into, another corporation (other than a consolidation or merger which does not result in any reclassification or change of the outstanding common stock).

         Pursuant to the terms of the Private Placement, we are required to file a registration statement under the Act for the resale of the common stock issued in the Private Placement Offering and the common stock issuable upon the exercise of the Unit Warrants and the Placement Agent Warrants.

Series 17 Preferred

           We entered into a Conversion and Exchange Agreement with Capital Bank, dated May 25, 2001, but effective as of April 6, 2001, whereby Capital Bank converted a portion of our then-outstanding preferred stock owned of record by Capital Bank, as agent for certain of its accredited investors, for shares of our common stock and exchanged the remaining preferred stock held by Capital Bank for shares of our newly designated Series 17 Preferred. The issuance of the Series 17 Preferred under the terms of the Conversion and Exchange Agreement was made in a private placement under Section 4(2) and/or Regulation D of the Act.

           Prior to the consummation of the Conversion and Exchange Agreement, Capital Bank owned of record, as its agent for certain of its accredited investors, 1,769 shares of our Series 14 Class N Convertible Preferred Stock (the "Series 14

Preferred"), 616 shares of our Series 15 Class O Convertible Preferred Stock (the "Series 15 Preferred"), and 1,797 shares of our Series 16 Class P Convertible Preferred Stock (the "Series 16 Preferred"). Capital Bank converted 1,314 shares of Series 14 Preferred and 416 shares of Series 15 Preferred into an aggregate of 1,153,333 shares of our common stock. Capital Bank then exchanged the remaining shares of Series 14 Preferred, Series 15 Preferred, and Series 16 Preferred for a total of 2,500 shares of the Series 17 Preferred. As a result of the consummation of the Conversion and Exchange Agreement, no shares of Series 14 Preferred, Series 15 Preferred, or Series 16 Preferred remain outstanding.

           The terms of the Series 17 Preferred include the following:

           *    The Series 17 Preferred may be converted into shares of common stock at any time at a conversion price of $1.50 per share, subject to adjustment as set forth in the Certificate of Designations relating to the
                  Series 17 Preferred.

           *     The Series 17 Preferred has a "stated value" of $1,000 per share. We may, at our sole option, redeem, in whole or in part, at any time, and from time to time, the then-outstanding Series 17 Preferred at the following cash redemption prices if redeemed during the following periods: (a) within 12 months from
                   June 1, 2001 - $1,100 per share, and (b) after June 1, 2002 - $1,200 per share. Upon any notice of redemption, Capital Bank will have five business days to exercise its conversion rights regarding the redeemed shares.

           *     Capital Bank is entitled to receive if, when, and as declared by our Board of Directors out of funds legally available, cumulative dividends at an annual dividend rate of 5% of the Liquidation Value for each share of the Series 17 Preferred then issued and outstanding as of the acceptable declaration of such dividend, payable semiannually within ten business days after each subsequent June 30th and December 31st.
                   Dividends shall be payable in cash or shares of our common stock, at the Company's option. The
                   Liquidation Value is $1,000 per share, subject to adjustment.

           If we merge or consolidate with another entity and we are not the survivor, or if we sell or convey all or substantially all of our property, then the holder of each share of Series 17 Preferred will have the right to convert its shares into the kind and amount of shares or other property receivable upon such consolidation or merger as if the Series 17 Preferred had been converted immediately prior to the consolidation, merger, sale or transfer.

           If we declare or pay any dividend or effect a subdivision of our common stock into a greater number of shares, or if the outstanding shares of common stock are combined or consolidated into a lesser number of shares, then the conversion price in effect immediately prior to the happening of such event will be proportionately increased or decreased.

          If we effect a capital reorganization or reclassification of our common stock or other securities which are not subject to the anti-dilution provisions discussed above, then the conversion price will be proportionately adjusted so that the Series 17 Preferred will be convertible into a number of shares of common stock of such other class or classes of stock equivalent to the number of shares of common stock that would have been subject to receipt by the holder upon conversion of preferred stock immediately before that change.

         If we sell any shares of common stock for a price less than the conversion price immediately in effect prior to such sale or any rights, warrants, or other securities entitling the holders thereof to convert such securities into common stock at a price per share less than the conversion price in effect on the date of such sale, then the conversion price will be adjusted as of the date of such sale to the amount per share received and to be received by us in connection with the sale, conversion and exercise. The holders of the Series 17 Preferred may waive their rights to any such adjustment. In addition, no adjustment is required in the case of stock options issued to employees.

Exchange Agreement and Exchange Warrants

         On July 9, 2001, we entered into an agreement (the "Exchange Agreement") with Capital Bank to issue to Capital Bank, as agent for certain of its accredited investors, 1,893,505 shares of common stock and a warrant to purchase up to 1,839,405 shares of common stock at an exercise price of $1.75 per share (the "Exchange Warrant") in satisfaction of all amounts due or to become due under the Loan Agreement, dated August 29, 2000, between us and Capital Bank (the "$3 Million Loan") and a related Unsecured Promissory Note issued by us in favor of Capital Bank in the original principal amount of $3,000,000 (the "$3 Million Note"), including our obligations to issue to Capital Bank shares of common stock if the $3 Million Note was not paid by certain due dates. The $3 Million Note was due on July 1, 2001.

         Upon the closing of the Exchange Agreement effective July 9, 2001, we paid to Capital Bank a closing fee of $325,000, payable in $75,000 cash and by issuing to Capital Bank 105,932 shares of common stock, such number of shares being equal to the quotient of $250,000 divided by the last closing bid price of the common stock as quoted on the Nasdaq on June 26, 2001. In addition, for consulting services in connection with the Exchange Agreement, we issued to Herbert Strauss a five-year warrant for the purchase of up to 625,000 shares of common stock at a purchase price of $1.75 per share (the "Capital Exchange Warrant"). The terms of the Exchange Warrant and the Capital Exchange Warrant are substantively similar.

         The Exchange Warrant is exercisable at any time, from time to time, on or after July 9, 2001, and prior to July 9, 2006. If we propose to sell substantially all of our assets or merge or consolidate, or effect a merger or consolidation in which we are not the survivor, and the consideration to be received by us or our shareholders consists solely of cash, then the Exchange Warrant will terminate unless exercised by the effective date of the sale or merger transaction. If the consideration to be received by us or our shareholders consists, in whole or in part, of consideration other than cash, the holder of the Exchange Warrant will have the right thereafter to purchase the kind and amount of the shares and other securities and property which would have been owned or entitled to be received after such sale or merger transaction had the Exchange Warrant been exercised immediately prior to such transaction.

          The exercise price and the number of shares of common stock issuable upon exercise of the Exchange Warrant are subject to adjustment, from time to time, if we:

           *     declare and pay a dividend in shares of common stock or make a distribution, without receipt of consideration, in shares of common stock to holders of our outstanding common stock,

        *     subdivide our outstanding shares of common stock,

           *     combine our outstanding shares of common stock into a smaller number of shares of common stock, or

           *     issue any shares of our capital stock in reclassification of our common stock for the number of shares of common stock issuable upon exercise of the Exchange Warrant.

Upon any such transaction, the Exchange Warrant will be adjusted so that the holder of the Exchange Warrant will be entitled to receive the kind and number of shares of common stock or of our other securities which the holder would have owned or been entitled to receive had the Exchange Warrant been exercised in advance of such transaction.

          The holder of the Exchange Warrant will be entitled to purchase the number of shares of common stock or other securities, resulting from such adjustment at an exercise price per share of common stock or other security determined by:

           *    multiplying the exercise price in effect immediately prior to such adjustment by the number of shares of common stock purchasable pursuant to the Exchange Warrant immediately prior to such adjustment, divided by,

           *    the number of shares of common stock or other securities resulting from such adjustment.

          The issuance of the common stock, the Exchange Warrant and the Capital Exchange Warrant under the terms of the Exchange Agreement was made pursuant to Section 4(2) and/or Rule 506 under Regulation D promulgated under the Act. Capital Bank has advised us that it is precluded by Austrian law from disclosing the identities of its investors, but that all of its investors are accredited investors under Rule 501 of Regulation D promulgated under the Act. In addition, Capital Bank has advised the Company that none of its investors beneficially own more than 4.9% of common stock. See "POTENTIAL CHANGE OF CONTROL" for a discussion of Capital Bank's holdings of our securities.

BHC Warrants

            On January 31, 2001, we entered into a definitive loan agreement with BHC Interim Funding, L.P. ("BHC"), pursuant to which BHC loaned us $6 million (the "BHC Loan"). The BHC Loan was payable on March 31, 2002, with interest payable monthly on the outstanding principal balance of the BHC Loan at the annual rate of $13.75%. We repaid the BHC Loan in full on July 31, 2001. Pursuant to the terms of the BHC Loan, we issued to BHC certain warrants (the "BHC Warrants") for the purchase of up to 817,142 shares of common stock at an initial exercise price of $1.4578 per share.

            The BHC Warrants allow the holder to exercise the BHC Warrant without paying the exercise price in cash. Upon a cashless exercise, the holder will receive the number of shares of common stock equal to:

             *    the number of shares as to which the BHC Warrants are being exercised, minus

             *    the number of shares having an aggregate fair market value equal to the product of (a) the exercise price multiplied by (b) the number of shares as to which the BHC Warrants are being exercised.

            The exercise price and the number of shares of common stock issuable upon exercise of the BHC Warrants are subject to adjustment, from time to time, upon the occurrence of any of the following events. If we issue shares of common stock for a price per share less than the exercise price in effect before such issuance, the exercise price will be reduced to a price determined by multiplying the exercise price by a fraction having:

            *    the numerator equal to the total number of common stock shares outstanding plus the number of shares of common stock which the aggregate consideration received by us would purchase at such exercise price; and

            *    the denominator equal to the total number of shares of common stock outstanding immediately after such issuance.

These adjustments will not be made as a result of the grant or exercise of rights or options under our existing stock purchase and stock option plans or under our warrants which were outstanding on January 1, 2001.

            If we issue options or rights to subscribe for shares of common stock, or any securities convertible into or exchangeable for shares of common stock, for a price less than the exercise price, the exercise price in effect immediately prior to such issuance will be reduced to a price computed by the above-listed method. If we subdivide, combine, or pay a dividend in shares of common stock outstanding, the exercise price and number of shares issuable upon exercise of the

BHC Warrants will be proportionately decreased, or increased, as appropriate. If the exercise price is adjusted, the number of shares of common stock issuable upon the exercise of the BHC Warrant will be equal to:

           *    the product of: (a) the number of shares of common stock issuable upon the exercise of the BHC Warrant immediately prior to such adjustment, and (b) the exercise price immediately prior to such adjustment, divided by

          *     the exercise price immediately after such adjustment.

           The exercise price and the number of shares of common stock issuable upon exercise of the BHC Warrants are subject to adjustment, from time to time, if we:

           *    reorganize or reclassify the outstanding shares of common stock;

           *    merge or consolidate with another corporation; or

           *    sell, lease or convey all, or substantially all, of our property, assets, business and goodwill to another entity.

Upon any such transaction, the BHC Warrant will be adjusted so that the holder of the BHC Warrant will be entitled to receive the kind and number of shares of common stock or of our other securities which the holder would have owned or been entitled to receive had the BHC Warrant been exercised in advance of such transaction.

           If we make a distribution of assets or securities to our stockholders, prior to the expiration of the BHC Warrant and prior to the exercise of the BHC Warrant, the holder of the BHC Warrant will be entitled, upon the exercise, to receive, in addition to the common stock it is entitled to receive, the same kind and amount of assets or securities as would have been distributed to it in a distribution had it been the holder of record of shares of common stock receivable upon exercise of the BHC Warrant on the record date for determination of those entitled to receive the distribution.

           If we dissolve, liquidate, or wind up our affairs at any time prior to the expiration or exercise of the BHC Warrant, the holder of the BHC Warrant will be entitled to receive, in lieu of our common stock, the same kind and amount of assets as would have been issued, distributed or paid to it upon the exercise of the BHC Warrant on the record date for the determination of those entitled to receive any such liquidating distribution.

          The holder of the BHC Warrants may, at any time and from time to time during the term of the BHC Warrants, request the registration of the BHC Warrant and common stock issuable upon the exercise of the BHC Warrants. In addition, the holder of the BHC Warrants is entitled, subject to certain conditions, to include the BHC Warrant and common stock issuable upon the exercise of the BHC Warrant in a registration statement covering other securities which the Registrant proposes to register.

Appointment of New Director

           On September 20, 2001, our Board appointed Mr. Jack Lahav as a member of the Board. Mr. Lahav is a private investor specializing in launching and growing businesses. Mr. Lahav is the founder and president of Remarkable Products, Inc. He also co-founded Lamar Signal Processing, Inc., a telecommunications company. Mr. Lahav currently serves as president of Advanced Technologies, Inc., a robotics company, and director of Vocaltech Communications, Inc. Mr. Lahav acquired 571,429 shares of common stock and warrants to purchase up to 571,429 shares of common stock in the Private Placement. These 1,142,858 shares are being offered under the prospectus. See "SELLING STOCKHOLDERS."  Mr. Lahav is 53 years old and resides at 18 Chelsea Drive, Livingston, New  Jersey  07039.

POTENTIAL CHANGE IN CONTROL

           As of September 21, 2001, Capital Bank owned of record, as agent for certain accredited investors, 9,972,914 shares of common stock representing 29.5% of our issued and outstanding common stock. Capital Bank also has the right to acquire an additional 6,975,317 shares of common stock, comprised of (a) 842,995 shares issuable upon exercise of the Unit Warrants purchased in the Private Placement by Capital Bank as agent for certain investors; (b) 4,465,655 shares of common stock issuable under various other warrants held by Capital Bank; and (c) 1,666,667 shares of common stock issuable to Capital Bank upon the conversion of 2,500 shares of Series 17 Preferred held by Capital Bank. If Capital Bank were to acquire all of the shares of common stock issuable upon exercise of the various warrants held by Capital Bank (including the Unit Warrants issued to Capital Bank under the Private Placement) and the shares of common stock issuable upon conversion of the Series 17 Preferred, then Capital Bank would own of record 16,948,231 shares of common stock, representing 41.6% of the issued and outstanding common stock. The foregoing estimates assume that we do not issue any other shares of common stock; no other warrants or options are exercised; we do not acquire additional shares of common stock as treasury stock; and Capital Bank does not dispose of any shares of common stock.

          If Capital Bank were to acquire the shares of common stock as described in the previous paragraph, Capital Bank would be our largest single shareholder, and we may not be able to avoid an actual change in control if Capital Bank seeks such a change in control. Moreover, if such conversion and exercise results in Capital Bank acquiring more than 50% of our then-outstanding common stock, we would not be able to avoid a change in control.

          If Capital Bank acquires the shares of common stock described in the previous paragraph, Capital Bank may be able to cause a change in at least 50% of the members of our Board of Directors. Such a change in Board membership could be an event of default under our $22 million credit facility (the "Credit Facility") and our $5.6 million outstanding Subordinated Notes. If Capital Bank were to acquire such shares and cause Dr. Louis Centofanti to be removed from our Board of Directors or as our president and chief executive officer, the removal could be an event of default under the Credit Facility and the Subordinated Notes.

          Capital Bank may have become a beneficial owner (as that term is defined under Rule 13d-3 as promulgated under the Exchange Act of 1934, as amended (the "Exchange Act")) of more than 10% of our common stock on February 9, 1996, as a result of its acquisition of 1,100 shares of Series 1 Class A Convertible Preferred Stock ("Series 1 Preferred") that were convertible into a maximum of 1,282,798 shares of common stock commencing 45 days after issuance of the Series 1 Preferred. If Capital Bank became a beneficial owner of more than 10% of our common stock on February 9, 1996, and was required to file reports under Section 16(a), Capital Bank has not filed with the Securities and Exchange Commission and the Company, among other reports, any Forms 3, 4 or 5 for years 1996 through the date of this registration statement, although it has entered into numerous transactions regarding the Company's equity securities.

           Capital Bank has advised us that it is a banking institution regulated by the banking regulations of Austria which holds shares of our common stock on behalf of numerous investors. Capital Bank asserts that it is precluded by Austrian law from disclosing the identities of its investors, but that all of its investors are accredited investors under Rule 501 of Regulation D promulgated under the Act. In addition, Capital Bank has advised us that none of its investors beneficially own more than 4.9% of our common stock. Capital Bank has further informed us that its clients (and not Capital Bank) maintain full voting and dispositive power over such shares. Consequently, Capital Bank has advised us that it believes it is not the beneficial owner, as such term is defined in Rule 13d-3, of the shares of our common stock registered in the name of Capital Bank because it has neither voting nor investment power, as such terms are defined in Rule 13d-3, over such shares. Capital Bank has informed us that it does not believe that it is required to file reports under Section 16(a) or to file either Schedule 13D or Schedule 13G in connection with the shares of our common stock registered in the name of Capital Bank.

USE OF PROCEEDS

            We will not receive any part of the proceeds of the sale of Shares. We will receive approximately $21,789,000 if the Selling Stockholders exercise, for cash, all of the warrants covering Shares included in this prospectus. Any proceeds received by us from the exercise of such warrants, less our share of the estimated expenses of the cost of this offering, will be used by us for general corporate purposes.

            We have agreed to pay all costs and fees relating to the registration of the common stock covered by this prospectus, except for any discounts, concessions, or commissions payable to underwriters, dealers, or agents incident to the offering of the Shares covered by this prospectus, or any legal fees incurred by any Selling Stockholders relating to this offering.

SUMMARY OF SECURITIES BEING OFFERED

     The 21,619,722 Shares covered by this prospectus are comprised of the following:

           *     1,666,667 shares issuable upon the conversion of our Series 17 Preferred;

           *      250,000 shares issued or issuable in payment of accrued dividends on the Series 17 Preferred;

           *      1,281,731 shares issuable upon the exercise of the Note Warrants;

           *      1,999,437 shares issued pursuant to the Exchange Agreement;

           *      1,839,405 shares issuable upon the exercise of the Exchange Warrant;

           *      625,000 shares issuable upon the exercise of the Capital Exchange Warrant;

           *      4,397,566 shares issued pursuant to our Private Placement;

           *      4,397,566 shares issuable upon the exercise of the Unit Warrants;

           *      123,750 shares issuable upon the exercise of the Placement Agent Warrants;

           *      817,142 shares issuable upon the exercise of the BHC Warrants;

           *      1,020,000 shares issuable upon the exercise of the Capital Warrants (described below);

           *     610,000 shares issuable upon the exercise of the National Warrants (described below); and

           *      2,591,458 shares issuable upon the exercise of the Consultant Warrants (described below).

All of the foregoing shares of common stock and warrants are previously described under "RECENT DEVELOPMENTS," except the Capital Warrants, the National Warrants, and the Consultant Warrants, which are described below.

Capital Warrants

           In connection with the $3 Million Loan and a separate loan from Capital Bank to us for $750,000, dated July 12, 2000 (the "$750,000 Loan"), we issued to Capital Bank three-year warrants for the right to purchase an aggregate 300,000 shares of our common stock. Pursuant to an amendment to both the $3 million Loan and the $750,000 Loan, we issued additional three year warrants for the right to purchase up to an aggregate 720,000 shares of common stock. These warrants include the following (collectively, the "Capital Warrants"):

           *    a warrant, dated August 29, 2000, for the purchase of up to 150,000 shares at an exercise price of
                  $1.50;

           *    a warrant, dated October 30, 2000, for the purchase of up to 150,000 shares at an exercise price of $1.625;

           *    a warrant, dated November 29, 2000, for the purchase of up to 300,000 shares at an exercise price of $1.875;

           *    a warrant, dated December 29, 2000, for the purchase of up to 105,000 shares at an exercise price of
                 $1.4219;

          *     a warrant, dated January 31, 2001, for the purchase of up to 105,000 shares at an exercise price of
                 $1.9688;

          *     a warrant, dated February 28,2001, for the purchase of up to 105,000 shares at an exercise price of
                 $1.9375; and

          *     a warrant, dated March 30, 2001, for the purchase of up to 105,000 shares at an exercise price of
                 $1.8125.

          The terms of the Capital Warrants provide that the holder may exercise a Capital Warrant without paying the exercise price in cash. Upon a cashless exercise, the holder will receive the number of shares equal to the product of (a) the number of warrant shares as to which the warrant is being exercised, multiplied by (b) a fraction, the numerator of which is the market price of our common stock minus the exercise price, and the denominator is the market price.

          If we declare and pay a dividend in common stock or if the outstanding shares of common stock are subdivided, combined or consolidated, then the number of shares issuable upon the exercise of the Capital Warrant or the exercise price will be proportionately increased or decreased, as appropriate.  Further, if we merge or consolidate with another entity and were are not the surviving entity, or if we sell or convey all or substantially all of our property, the holder of a Capital Warrant may receive, upon its exercise, the kind and number of shares of common stock or of our other securities which the holder would have owned or been entitled to receive had the Capital Warrant been exercised in advance of such transaction.

Consulting and Advisory Agreement: National Warrants

           On December 5, 2000, we entered into a financial advisory and consulting agreement (the "Advisory and Consulting Agreement") with National Securities Corporation ("National"). Pursuant to the terms of the Advisory and Consulting Agreement, National performed various financial advisory services for the Company, including disseminating information to the investment community at large; advising the Company about its financial structure as it relates to the public market for its securities; and advising us as to the timing and structure of any future public or private offerings of equity securities. Pursuant to the terms of the Advisory and Consulting Agreement, we issued to National two warrants (collectively, the "National Warrants"), consisting of (a) a warrant, dated June 1, 2001, for the purchase of up to 250,000 shares of common stock and exercisable for a period of five years at an exercise price of $1.50 per share, and (b) a warrant, dated June 1, 2001, for the purchase of up to 360,000 shares of common stock and exercisable for a period of five years at an exercise price of $1.75 per share.

          The terms of the National Warrants provide that the holder has certain piggyback registration rights and that the holder may exercise a National Warrant without paying the exercise price in cash. Upon a cashless exercise, the holder will receive the number of shares equal to the product of (a) the number of shares of common stock as to which the National

Warrant is being exercised, multiplied by (b) a fraction, the numerator of which is the market price of our common stock minus the exercise price, and the denominator is the market price.

          If we declare and pay a dividend in common stock into a greater number of shares, or if the outstanding shares of common stock are subdivided, combined or consolidated, then the number of shares issuable upon the exercise of the National Warrant or the exercise price will be proportionately increased or decreased, as appropriate.

          If we merge or consolidate with another entity and we are not the surviving entity, or if we sell or convey all or substantially all of our property, the holder of a National Warrant may receive, upon its exercise, the kind and number of shares of common stock or of our other securities which the holder would have owned or been entitled to receive had the National Warrant been exercised in advance of such transaction.

Consultant Warrants

         We have issued an aggregate of 2,591,458 warrants to purchase common stock (collectively, the "Consultant Warrants") in connection with retaining and compensating Larkspur Capital Corporation ("Larkspur"), Ryan, Beck & Co., LLC ("Ryan, Beck"), and Strategic Growth International, Inc. ("Strategic") for consulting and advisory services rendered to us. These consulting services related to the negotiation and completion of our $22 million credit facility, the BHC Loan, and the Purchase Agreement covering our Subordinated Notes.  A portion of the Consultant Warrants issued to Larkspur and Ryan Beck were assigned by Larkspur and Ryan Beck to certain officers and/or managing partners of Larkspur and Ryan Beck or trusts controlled by such officer or managing partner.  Except as noted below, each of these warrants are for a term of five years with an exercise price of $1.44 per share.

         In connection with retaining the services of Larkspur, Ryan, Beck, and Strategic, we issued warrants to purchase an aggregate of 630,000 shares of common stock, consisting of (a) warrants issued to each of Larkspur and Ryan, Beck, dated January 25, 2000, for the purchase of up to 75,000 shares and (b) warrants issued to Strategic, dated April 1, 2001, for the purchase of up to 480,000 shares. The warrants granted to Strategic have an exercise price of $1.20 per share as to 240,000 shares and $1.40 per share as to 240,000 shares.

         In connection with the negotiation and completion of our $22 million credit facility, we issued warrants for the purchase of an aggregate of 1,283,332 shares of common stock, consisting of (a) warrants issued to each of Larkspur and Ryan, Beck, dated December 22, 2000, for the purchase of up to 534,722 shares, and (b) warrants issued to Strategic, dated December 22, 2000, for the purchase of up to 213,888 shares.

         In connection with the negotiation and completion of the BHC Loan, we issued warrants for the purchase of an aggregate of 349,999 shares of common stock, consisting of (a) warrants issued to each of Larkspur and Ryan, Beck, dated January 31, 2001, for the purchase of up to 85,069 shares, (b) warrants issued to Strategic dated February 1, 2001, for the purchase of up to 34,028 shares, (c) warrants issued to each of Larkspur and Ryan, Beck, dated March 9, 2001, for the purchase of up to 60,764 shares, and (d) warrants issued to Strategic, dated March 9, 2001, for the purchase of up to 24,305 shares.

         In connection with the negotiation and completion of the Purchase Agreement and our Subordinated Notes, we issued warrants for the purchases of up to an aggregate of 328,127 shares of common stock consisting of (a) warrants issued to each of Larkspur and Ryan Beck, dated July 31, 2001, for the purchase of up to 136,720 shares, and (b) warrants issued to Strategic, dated July 31, 2001, for the purchase of up to 54,687 shares.

          The terms of the Consultant Warrants provide that the holder may exercise a Consultant Warrant without paying the exercise price in cash. Upon a cashless exercise, the holder will receive the number of shares equal to the product of (a) the number of warrant shares as to which the warrant is being exercised, multiplied by (b) a fraction, the numerator of which is the market price of our common stock minus the exercise price, and the denominator is the market price.

         The exercise price or number of shares issuable upon exercise of the Consultant Warrants may be proportionately increased or decreased, as appropriate, if we subdivide or combine our common stock, or pay a dividend in common stock.  When the exercise price is adjusted, the number of shares issuable upon exercise will also be adjusted multiplying a number equal to the exercise price in effect immediately prior to such adjustment by the number of shares issuable upon exercise of the Consultant Warrants immediately prior to such adjustment and dividing the product by the adjusted exercise price.

SELLING STOCKHOLDERS

           The following table sets forth as to each Selling Stockholder: (a) the name of each Selling Stockholder, (b) the amount of shares beneficially owned as of the date of this prospectus, (c) the number of shares of common stock owned by each Selling Stockholder which are included under this prospectus, (d) the number of shares beneficially owned after the offering, assuming that all shares of common stock being offered hereby are sold and that such are outstanding, and (e) the percentage of common stock beneficially owned after completion of the offering. Unless otherwise noted, each Selling Stockholder has sole voting and investment power over the shares of common stock listed as beneficially owned by the Selling Stockholder.

           The common stock being offered includes shares of common stock which may be acquired upon: (a) the exercise of outstanding warrants, whether such are currently exercisable, and/or (b) conversion of outstanding shares of preferred stock, whether or not such are currently convertible.

           The percentage of common stock beneficially owned after completion of this offering assumes: (a) all shares of common stock covered by this prospectus are sold, (b) the Selling Stockholder does not acquire beneficial ownership of additional shares of common stock after the date of this prospectus, and (c) we do not issue any additional shares of common stock after the date of this prospectus, except the shares of common stock which a person has the right to acquire upon the exercise of warrants and conversion of preferred stock outstanding as of the date of this prospectus, but such shares are not determined to be outstanding for the purpose of computing the percentage ownership of any other person. The amounts indicated are based on outstanding common stock of 33,763,177 shares as of September 21, 2001.

Selling Stockholder	Common Stock Beneficially Owned Prior to Offering	Common Stock Being Offered	Common Stock Beneficially Owned After Offering Number % of Class
Associated Mezzanine-PESI(I), L.P.	712,073(1)	712,073	0	*
David Avital	286,000(2)+	286,000+	0	*
BHC Interim Funding, L.P.	817,142(3)	817,142	0	*
Bridge East Capital, L.P.	569,658(4)	569,658	0	*
Capital Bank-Grawe Gruppe AG	17,185,730(5)+	8,461,499+	8,724,231	41.9%
CICI 1999 Qualified Annuity	171,430(6)+	171,430+	0	*
Gerald B. Cramer	171,430(7)+	171,430+	0	*
CRM 1999 Enterprise Fund 3	400,000(8)+	400,000+	0	*
Paul Cronson	282,146(9)	282,146	0	*
Craig S. Eckenthal	114,286(10)+	114,286+	0	*
-24-
Selling Stockholder	Common Stock Beneficially Owned Prior to Offering	Common Stock Being Offered	Common Stock Beneficially Owned After Offering Number % of Class
Danny Ellis Living Trust	700,000(11)+	500,000+	200,000	*
Europa International, Inc.	1,142,856(12)+	1,142,856+	0	*
Harvey Gelfenbein	57,142(13)+	57,142+	0	*
Christopher Todd Goodwin Trust	3,000(14)	3,000	0	*
Kelsey Ann Goodwin Trust	3,000(15)	3,000	0	*
Robert L. Goodwin	276,146(16)	276,146	0	*
A.C. Israel Enterprises	571,430(17)+	571,430+	0	*
Kennerman Associates	15,750(18)+	15,750+	0	*
Michael J. Kollender	245,375(19)	245,375	0	*
Kuekenhof Partners, L.P.	80,000(20)+	80,000+	0	*
Kuekenhof Equity Fund, L.P.	120,000(21)+	120,000+	0	*
Jack Lahav(22)	1,142,858(22)+	1,142,858+	0	*
Joseph LaMotta	57,142(23)+	57,142+	0	*
Jay B. Langner	57,142(24)+	57,142+	0	*
Larkspur Capital Corporation	34,000(25)+	34,000+	0	*
The F. M. Grandchildren Trust	85,714(26)+	85,714+	0	*
Mathers Associates	457,142(27)+	457,142+	0	*
Robert C. Mayer, Jr.	282,146(28)	282,146	0	*
Peter Melhado	230,000(29)+	230,000+	0	*
Meera Murdeshwar	45,837(30)	45,837	0	*
National Securities Corporation	650,000(31)+	650,000+	0	*
Pamela Equities Corp.	85,714(32)+	85,714+	0	*
Josef Paradis	286,000(33)+	286,000+	0	*
Readington Associates	114,286(34)+	114,286+	0	*
Dr. Ralph Richart	450,000(35)+	450,000+	0	*
Randy F. Rock	245,375(36)	245,375	0	*
Edward J. Rosenthal Profit Sharing Plan	57,142(37)+	57,142+	0	*
Ryan Beck & Co., LLC	435,525(38)+	435,525+	0	*
Yariv Sapir IRA	171,428(39)+	171,428+	0	*
-25-
Selling Stockholder	Common Stock Beneficially Owned Prior to Offering	Common Stock Being Offered	Common Stock Beneficially Owned After Offering Number % of Class
Strategic Growth International, Inc.	806,908(40)	806,908	0	*
Herbert Strauss	625,000(41)	625,000	0	*
Bruce Wrobel	300,000(42)+	300,000+	0	*

___________________

*    Less than 1%.

+     Assumes that our stockholders approve the issuance of shares of common stock upon the exercise of the Unit
       Warrants and the Placement Agent Warrants. See "RECENT DEVELOPMENTS - Private Placement: Unit
       Warrants and Placement Agent Warrants."

(1)   Includes 712,073 shares issuable upon the exercise of warrants.

(2)   Includes 143,000 shares issuable upon the exercise of Unit Warrants.

(3)   Includes 817,142 shares issuable upon the exercise of warrants.

(4)   Includes 569,658 shares issuable upon the exercise of warrants.

(5)   Includes (a) 9,972,914 shares that Capital Bank owns of record; (b) 1,666,667 shares issuable upon conversion of  2,500 shares of Series 17 Preferred; (c) 842,995 shares issuable upon exercise of the Unit Warrants;
       (d) 4,465,655 shares issuable upon exercise of other warrants held by Capital Bank; and (e) 250,000 shares that Capital Bank may receive in payment of accrued dividends on the Series 17 Preferred (of which 12,501 shares have been previously issued). Our Registration Statement on Form S-3, No. 333-14513, effective
       October 21, 1996, and our Registration Statement on Form S-3, No. 333-87437, effective September 20,
       1999, currently cover the reoffer and resale of up to 8,724,231of the 17,185,730 shares noted as beneficially owned by Capital Bank. Capital Bank has informed us that it is a banking institution regulated by the banking regulations of Austria which holds our securities on behalf of numerous clients, and that the clients (and not Capital Bank) maintain full voting and dispositive power over such shares. Consequently,
       Capital Bank advised us that it believes it is not the beneficial owner, as such term is defined in Rule 13d-3 under the Exchange Act, of our securities registered in the name of Capital Bank because it has neither voting nor investment power, as such terms are defined in Rule 13d-3, over such securities. As a result,
       Capital Bank may share voting and investment power with its investors. Capital Bank has informed us that it does not believe that it is required to file reports under Section 16(a),  Schedule 13D, or Schedule
       13G in connection with the shares of our common stock registered in the name of Capital Bank.  See
       "POTENTIAL CHANGE IN CONTROL" for a discussion of Capital Bank's holdings of our securities.

(6)    Includes 85,715 shares issuable upon the exercise of Unit Warrants.

(7)    Includes 85,715 shares issuable upon the exercise of Unit Warrants.

(8)    Includes 200,000 shares issuable upon the exercise of Unit Warrants.

(9)    Includes 282,146 shares issuable upon the exercise of warrants.

(10)  Includes 57,143 shares issuable upon the exercise of Unit Warrants.

(11)  Includes 250,000 shares issuable upon the exercise of Unit Warrants and 100,000 owned of record by
         D.W. Investments, Inc. of which Mr. Ellis is the sole stockholder.

(12)  Includes 571,428 shares issuable upon the exercise of Unit Warrants.

(13)  Includes 28,571 shares issuable upon the exercise of Unit Warrants.

(14)  Includes 3,000 shares issuable upon the exercise of warrants.

(15)  Includes 3,000 shares issuable upon the exercise of warrants.

(16)  Includes 276,146 shares issuable upon the exercise of warrants.

(17)  Includes 285,715 shares issuable upon the exercise of Unit Warrants.

(18)  Includes 15,750 shares issuable upon the exercise of Placement Agent Warrants.

(19)  Includes 245,375 shares issuable upon the exercise of warrants.

(20)  Includes 40,000 shares issuable upon the exercise of Unit Warrants.

(21)  Includes 60,000 shares issuable upon the exercise of Unit Warrants.

(22)  Includes 571,429 shares issuable upon the exercise of Unit Warrants. Mr. Lahav was appointed as a member of the Board on September 20, 2001. See "RECENT DEVELOPMENTS - Appointment of New Director."

(23)  Includes 28,571 shares issuable upon the exercise of Unit Warrants.

(24)  Includes 28,571 shares issuable upon the exercise of Unit Warrants.

(25)  Includes 34,000 shares issuable upon the exercise of Placement Agent Warrants.

(26)  Includes 42,857 shares issuable upon the exercise of Unit Warrants.

(27) Includes 228,571 shares issuable upon the exercise of Unit Warrants.

(28)  Includes 282,146 shares issuable upon the exercise of warrants.

(29)  Includes 115,000 shares issuable upon the exercise of Unit Warrants.

(30)  Includes 45,837 shares issuable upon the exercise of warrants.

(31)  Includes 650,000 shares issuable upon the exercise of Unit Warrants.

(32)  Includes 42,857 shares issuable upon the exercise of Unit Warrants.

(33)  Includes 143,000 shares issuable upon the exercise of Unit Warrants.

(34)  Includes 57,143 shares issuable upon the exercise of Unit Warrants.

(35)  Includes 225,000 shares issuable upon the exercise of Unit Warrants.

(36)  Includes 245,375 shares issuable upon the exercise of warrants.

(37)  Includes 28,571 shares issuable upon the exercise of Unit Warrants.

(38)  Includes 401,525 shares issuable upon the exercise of warrants and 34,000 shares issuable upon the exercise of Placement Agent Warrants.

(39)  Includes 85,714 shares issuable upon the exercise of warrants.

(40)  Includes 806,908 shares issuable upon the exercise of warrants.

(41)  Includes 625,000 shares issuable upon the exercise of warrants.

(42)  Includes 150,000 shares issuable upon the exercise of warrants.

PLAN OF DISTRIBUTION

           The Shares may be offered and sold from time to time by the Selling Stockholders, or by pledges, donees, transferees or other successors in interest. The Selling Stockholders will act independently of us in making decisions with respect to the timing, market, or otherwise at prices related to the then current market price or in negotiated transactions. The Shares may be sold by the Selling Stockholders in one or more transactions on the Nasdaq and the BSE or otherwise at market prices then prevailing or in privately negotiated transactions. The Shares may be sold by one or more of the following:

          *    ordinary brokerage transactions and transactions in which the broker solicits purchasers;

          *    purchases and resale by a broker-dealer for its account pursuant to this prospectus; and

          *    a block trade in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction.

           We have not been advised by the Selling Stockholders that they have, as of the date hereof, made any arrangements relating to the distribution of the Shares covered by this prospectus, except that certain of the Selling Stockholders are broker-dealers. See "SELLING STOCKHOLDERS." In effecting sales, broker-dealers engaged by the Selling Stockholders may arrange for other broker-dealers to participate, and, in such case, broker-dealers will receive commissions or discounts from the Selling Stockholders in amounts to be negotiated immediately prior to sale.

           In offering the Shares, the Selling Stockholders and any broker-dealers and any other participating broker-dealers who execute sales for the Selling Stockholders may be deemed to be "underwriters" within the meaning of the Act in connection with such sales. Accordingly, any profits realized by the Selling Stockholders and the compensation of such broker-dealer may be deemed to be underwriting discounts and commissions. Any Shares covered by this prospectus which qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

LEGAL OPINION

           Certain legal matters in connection with the Common Stock offered hereby will be passed upon for the Company by Conner & Winters, A Professional Corporation, Oklahoma City, Oklahoma ("Conner & Winters"). Irwin H. Steinhorn, a stockholder of Conner & Winters, has an individual retirement account which owns 385 shares of common stock.

EXPERTS

           The financial statements and schedule incorporated by reference in this prospectus have been audited by BDO Seidman LLP, independent certified public accountants to the extent and for the periods set forth in their report incorporated herein by reference, and are included herein in reliance upon such report given upon the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

           We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, N.W., Washington, D.C., 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our SEC filings are also available to the public on the SEC's web site at http://www.sec.gov.

           The SEC allows us to "incorporate by reference" the information we file with it.  This allows us to disclose important information to you by referring you to those documents instead of having to repeat the information in this prospectus. The information incorporated by reference is considered to be part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the selling stockholders sell all the shares.

           *    Our annual report on Form 10-K for the fiscal year ended December 31, 2000;

           *    Our quarterly reports on Form 10-Q for the quarter ended March 31, 2001, filed on May 14, 2001, and for the quarter ended June 30, 2001, filed on August 20, 2001;

           *    Our current reports on Form 8-K filed on April 6, 2001, May 14, 2001, July 5, 2001, July 20, 2001, and
                 August 7, 2001, and the amendment to the current report on Form 8-K/A, filed September 10, 2001;
                 and

           *    Our definitive proxy statement filed on April 30, 2001, pursuant to Section 14 of the Exchange Act in connection with our 2001 Annual Meeting of Stockholders.

           You can request a copy of these filings, at no cost, by writing or telephoning us at the following address and telephone number:

Perma-Fix Environmental Services, Inc.
Attention: Richard T. Kelecy
1940 Northwest 67th Place
Gainesville, Florida 32653
Telephone (352) 373-4200

           You should rely only on the information contained in this prospectus or any supplement and in the documents incorporated by reference. We have not authorized anyone else to provide you with different information. The selling stockholders will not make an offer of these shares in any state where the offer is not permitted. You should not assume that the information in this prospectus or any supplement or in the documents incorporated by reference is accurate on any date other than the date on the front of those documents.

           This prospectus is part of a registration statement we filed with the SEC (Registration No. 333-________). That registration statement and the exhibits filed along with the registration statement contain more information about the shares sold by the selling stockholders. Because information about contracts referred to in this prospectus is not always complete, you should read the full contracts which are filed as exhibits to the registration statement. You may read and copy the full registration statement and its exhibits at the SEC's public reference rooms or their web site.

PermaFix
environmental services

21,619,722 Shares

PERMA-FIX ENVIRONMENTAL SERVICES, INC.

Common Stock

___________________

Prospectus
___________________

_______________, 2001

No dealer, salesman or other person has been authorized to give any information not contained in this prospectus and, if given or made, such information or representations must not be relied upon as having been authorized by us.  This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any of the securities offered hereby in any jurisdiction to any person to whom it is unlawful to make such offer in such jurisdiction.  Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances create any implication that there has been no change in our affairs since the date hereof.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

Nature of Expense SEC Registration Fee Legal Fees (Including Blue Sky) Accounting Fees and Expenses Printing Miscellaneous Total	$ $ $ $ $ $	14,539.26 35,000.00 2,000.00 2,500.00 2,500.00 54,539.00

The foregoing expenses, except for the registration fee, are estimated pursuant to Item 511 of Regulation S-K.

Item 15. Indemnification of Officers and Directors

            Section 145 of the Delaware Corporation Law provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that, despite the adjudication of liability but in view of all the circumstance of the case, such person is fairly and reasonably entitled to indemnification.

           Article EIGHTH of our Restated Certificate of Incorporation, as amended, provides as follows with respect to the indemnification of our officers and directors:

            All persons who the Corporation is empowered to indemnify pursuant to the provisions of
            Section 145 of the General Corporation Law of the State of Delaware (or any similar provision or provisions of applicable law at the time in effect), shall be indemnified by the Corporation to the full extent permitted thereby. The foregoing right of indemnification shall not be deemed to be exclusive of any other rights to which those seeking indemnification may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors, or otherwise. No repeal or amendment of this Article EIGHTH shall adversely affect any rights of any person pursuant to this Article EIGHTH which existed at the time of such repeal or amendment with respect to acts or omissions occurring prior to such repeal or amendment.

           Our Restated Certificate of Incorporation, as amended, provides that no director shall be personally liable to us or its stockholders for any monetary damages for breaches of fiduciary duty as a director, provided that this provision shall not eliminate or limit the liability of a director (i) for any breach of the director's duty of loyalty to us or our stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) under Section 174 of the General Corporation Law of the State of Delaware; or (iv) for any transaction from which the director derived an improper personal benefit.

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Item 16. Exhibits

Exhibit No.	Description
2.1	Stock Purchase Agreement, dated January 18, 2001, among the Registrant; East Tennessee Materials and Energy Corporation; Performance Development Corporation; Joe W. Anderson; Ronald W. Anderson; M. Joy Anderson; Russell R. and Cindy E. Anderson; Charitable Remainder Unitrust of William Paul Cowell, Kevin Cowell, Trustee; Joe B. and Angela H. Fincher; Ken-Ten Partners; Michael W. Light; Management Technologies, Incorporated; M&EC 401(k) Plan and Trust; PDC 401(k) Plan and Trust; Robert N. Parker; James C. Powers; Richard William Schenk, Trustee of the Richard Schenk Trust dated November 5, 1998; Talahi Partners; Hillis Enterprises, Inc.; Tom Price and Virginia Price; Thomas John Abraham, Jr. and Donna Ferguson Abraham; and Bill J. Hillis, is incorporated by reference from Exhibit 2.1 to the Registrant's Current Report on Form 8-K, dated January 31, 2001, and filed on February 26, 2001.
4.1	Certificate of Designations of Series 17 Class Q Convertible Preferred Stock, dated May 25, 2001, as incorporated by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated June 15, 2001, and filed on July 5, 2001.
4.2	Specimen copy of Certificate relating to the Series 17 Class Q Convertible Preferred Stock, as incorporated by reference from Exhibit 4.4 to our Current Report on Form 8-K dated June 15, 2001, and filed on July 5, 2001.
4.3	Form of Subscription Agreement, as incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated June 15, 2001, and filed on July 5, 2001.
5.1	Opinion of Conner & Winters, a Professional Corporation.
10.1	Basic Oak Ridge Agreement between East Tennessee Materials and Energy Corporation and Bechtel Jacobs Company, LLC, No. 1GB-99446V, dated June 23, 1998, as incorporated by reference from Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended September 30, 1998, and filed on November 16, 1998.
10.2	Basic Oak Ridge Agreement between East Tennessee Materials and Energy Corporation and Bechtel Jacobs Company, LLC, No. 1GB-99447V, dated June 23, 1998, as incorporated by reference from Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended September 30, 1998, and filed on November 16, 1998
10.3	Basic Oak Ridge Agreement between East Tennessee Materials and Energy Corporation and Bechtel Jacobs Company, LLC, No. 1GB-99448V, dated June 23, 1998, as incorporated by reference from Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended September 30, 1998, and filed on November 16, 1998.
10.4	Note and Warrant Purchase Agreement, dated July 31, 2001, among the Registrant, Associated Mezzanine Investors-PESI (I), L.P. and Bridge East Capital L.P., as incorporated by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated July 30, 2001, and filed on August 7, 2001.
10.5	Form of 13.50% Senior Subordinated Note Due 2006, as incorporated by reference from Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated July 30, 2001, and filed on August 7, 2001.
10.6	Option Agreement, dated July 31, 2001, among the Registrant, Associated Mezzanine Investors-PESI (I), L.P. and Bridge East Capital L.P., as incorporated by reference from Exhibit 99.8 to the Registrant's Current Report on Form 8-K dated July 30, 2001, and filed on August 7, 2001.
10.7	Financial Advisory and Consulting Agreement, dated December 5, 2000, between the Registrant and National Securities Corporation.
II-2
Exhibit No.	Description
10.8	Debt-For-Stock Exchange Agreement, dated effective July 9, 2001, between the Registrant and Capital Bank-Grawe Gruppe AG, as incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated July 9, 2001, and filed on July 20, 2001.
10.9	Warrant, dated January 31, 2001, granted by the Registrant to BHC Interim Funding, L.P. for the right to purchase up to 817,142 shares of the Registrant's common stock at an exercise price of $1.4578, as incorporated by reference from Exhibit 99.6 to the Registrant's Current Report on Form 8-K, dated January 31, 2001, and filed on February 26, 2001.
10.10	Common Stock Purchase Warrant, dated August 29, 2000, granted by the Registrant to Capital Bank-Grawe Gruppe AG (f/k/a RBB Bank Aktiengesellschaft) for the right to purchase up to 150,000 shares of the Registrant's common stock at an exercise price of $1.50 per share, as incorporated by reference from Exhibit 4.3 to the Registrant's Current Report on Form 8-K, dated August 31, 2000, and filed on September 5, 2000.
10.11	Warrant, dated November 29, 2000, granted by the Registrant to Capital Bank (f/k/a RBB Bank Aktiengesellschaft) for the right to purchase up to 300,000 shares of the Registrant's common stock at an exercise price of $1.8750, as incorporated by reference from Exhibit 99.5 to the Registrant's Current Report on Form 8-K, dated December 22, 2000, and filed on January 17, 2001. Substantially similar warrants for the purchase of an aggregate 570,000 shares were issued to Capital Bank as follows: (a) a warrant, dated October 30, 2000, for the right to purchase up to 150,000 shares at an exercise price of $1.625; (b) a warrant, dated December 29, 2000, for the right to purchase up to 105,000 shares at an exercise price of $1.4219, (c) a warrant, dated January 31, 2001, for the right to purchase up to 105,000 shares at an exercise price of $1.9688, (d) a warrant, dated February 28, 2001, for the right to purchase up to 105,000 shares at an exercise price of $1.9375, and (e) a warrant, dated March 30, 2001, for the right to purchase up to 105,000 shares at an exercise price of $1.8125. Copies of these Warrants will be provided to the Commission upon request.
10.12	Common Stock Purchase Warrant, dated July 9, 2001, granted by the Registrant to Capital Bank-Grawe Gruppe AG for the right to purchase up to 1,839,405 shares of the Registrant's common stock at an exercise price of $1.75 per share.
10.13	Common Stock Purchase Warrant, dated July 9, 2001, granted by the Registrant to Herbert Strauss for the right to purchase up to 625,000 shares of the Registrant's common stock at an exercise price of $1.75 per share.
10.14	Common Stock Purchase Warrant, dated June 1, 2001, granted by the Registrant to National Securities Corporation for the right to purchase of up to 250,000 shares of the Registrant's common stock at an exercise price of $1.50 per share. A substantially similar warrant, dated June 1, 2001, was granted by the Registrant to National Securities Corporation for the purchase of up to 360,000 shares of the Registrant's common stock at an exercise price of $1.75 per share. A copy of this Warrant will be provided to the Commission upon request.
10.15	Common Stock Purchase Warrant, dated April 1, 1999, granted by the Registrant to Strategic Growth International, Inc. for the right to purchase up to 240,000 shares of the Registrant's common stock at an exercise price of $1.20 per share. Substantially similar warrants for the purchase of an aggregate 566,908 shares were issued to Strategic Growth International, Inc. as follows: (a) a warrant, dated April 1, 1999 for the right to purchase up to 240,000 shares at an exercise price of $1.40, (b) a warrant, dated December 22, 2000, for the right to purchase up to 213,888 shares at an exercise price of $1.44, (c) a warrant, dated February 1, 2001, for the right to purchase up to 34,028 shares at an exercise price of $1.44, (d) a warrant, dated March 9, 2001, for the right to purchase up to 24,305 shares at an exercise price of $1.44, and (e) a warrant, dated July 31, 2001, for the right to purchase up to 54,687 shares at an exercise price of $1.44. Copies will be provided to the Commission upon request.
II-3
Exhibit No.	Description
10.16	Warrant Agreement, dated January 25, 2000, granted by the Registrant to Ryan, Beck & Co., L.L.C. ("Ryan Beck") for the purchase of up to 33,750 shares of the Registrant's common stock at an exercise price of $1.44 per share. Substantially similar Warrant Agreements, dated January 25, 2000, for the right to purchase up to an aggregate 116,250 shares of the Registrant's common stock at an exercise price of $1.44 per share were granted by the Registrant to Randy Rock (20,625 shares), Michael Kollender (20,625 shares), Robert Goodwin (20,000 shares), Robert C. Mayer, Jr. (23,000 shares), Paul Cronson (23,000 shares), Meera Murdeshwar (6,000 shares), Kelsey Ann Goodwin Trust (1,500 shares), and Christopher Todd Goodwin Trust (1,500 shares). Copies will be provided to the Commission upon request.
10.17	Warrant, dated December 22, 2000, issued by the Registrant to Ryan, Beck & Co., LLC for the purchase of 213,889 shares of the Registrant's common stock, as incorporated by reference from Exhibit 99.6 to the Registrant's Current Report on Form 8-K dated January 31, 2001, and filed on February 26, 2001. Substantially similar Warrants, dated December 22, 2000, for the right to purchase up to an aggregate 855,555 shares of the Registrant's common stock at an exercise price of $1.44 per share were granted by the Registrant to Ryan Beck (26,737 shares), Michael Kollender (147,048 shares), Randy Rock (147,048 shares), Robert Goodwin (166,907 shares), Robert C. Mayer, Jr. (169,908 shares), Paul Cronson (169,907 shares), Meera Murdeshwar (25,000 shares), Kelsey Ann Goodwin Trust (1,500 shares), and Christopher Todd Goodwin Trust (1,500 shares). Copies will be provided to the Commission upon request.
10.18	Warrant Agreement, dated January 31, 2001, granted by the Registrant to Ryan, Beck & Co., LLC for the right to purchase up to 34,028 shares of the Registrant's common stock at an exercise price of $1.44 per share. Substantially similar Warrants, dated January 31, 2001, for the right to purchase up to an aggregate 136,110 shares of the Registrant's common stock at an exercise price of $1.44 per share were granted by the Registrant to Ryan Beck (4,253 shares), Michael Kollender (23,394 shares), Randy Rock (23,394 shares), Robert Goodwin (26,690 shares), Robert C. Mayer, Jr. (26,689 shares), Paul Cronson (26,690 shares), and Meera Murdeshwar (5,000 shares). Copies will be provided to the Commission upon request.
10.19	Warrant Agreement, dated March 9, 2001, granted by the Registrant to Ryan, Beck & Co., LLC for the right to purchase up to 24,306 shares of the Registrant's common stock at an exercise price of $1.44 per share. Substantially similar Warrants, dated March 9, 2001, for the right to purchase up to an aggregate 97,222 shares of the Registrant's common stock at an exercise price of $1.44 per share were granted by the Registrant to Ryan Beck (3,038 shares), Michael Kollender (16,710 shares), Randy Rock (16,710 shares), Robert Goodwin (19,255 shares), Robert C. Mayer, Jr. (19,255 shares), Paul Cronson (19,254 shares), and Meera Murdeshwar (3,000 shares). Copies will be provided to the Commission upon request.
10.20	Warrant Agreement, dated July 31, 2001, granted by the Registrant to Paul Cronson for the right to purchase up to 43,295 shares of the Registrant's common stock at an exercise price of $1.44 per share. Substantially similar Warrants, dated July 31, 2001, for the right to purchase up to an aggregate 218,752 shares of the Registrant's common stock at an exercise price of $1.44 per share were granted by the Registrant to Ryan Beck (6,836 shares), Ryan Beck (54,688), Michael Kollender (37,598 shares), Randy Rock (37,598 shares), Robert Goodwin (43,294 shares), Robert C. Mayer, Jr. (43,294 shares), and Meera Murdeshwar (6,837 shares). Copies will be provided to the Commission upon request.
II-4
Exhibit No.	Description
10.21	Warrant to Purchase Common Stock, dated July 30, 2001, granted by the Registrant to David Avital for the purchase of up to 143,000 shares of the Registrant's common stock at an exercise price of $1.75 per share. Substantially similar warrants for the purchase of an aggregate 4,254,566 were issued to Capital Bank (842,995 shares), CICI 1999 Qualified Annuity Trust (85,715 shares), Gerald D. Cramer (85,715 shares), CRM 1999 Enterprise Fund 3 (200,000 shares), Craig S. Eckenthal (57,143 shares), Danny Ellis Living Trust (250,000 shares), Europa International, Inc. (571,428 shares), Harvey Gelfenbein (28,571 shares), A. C. Israel Enterprises (285,715 shares), Kuekenhof Partners, L.P. (40,000), Kuekenhof Equity Fund, L.P. (60,000 shares), Jack Lahav (571,429 shares), Joseph LaMotta (28,571 shares), Jay B. Langner (28,571 shares), The F. M. Grandchildren Trust (42,857 shares), Mathers Associates (228,571 shares), Peter Melhado (115,000 shares), Pamela Equities Corp. (42,857 shares), Josef Paradis (143,000 shares), Readington Associates (57,143 shares), Dr. Ralph Richart (225,000 shares), Edward J. Rosenthal Profit Sharing Plan (28,571 shares), Yariv Sapir IRA (85,714 shares), and Bruce Wrobel (150,000 shares), respectively. Copies will be provided to the Commission upon request.
10.22	Common Stock Purchase Warrant, dated July 30, 2001, granted by the Registrant to Kennerman Associates for the purchase of 15,750 shares of the Registrant's common stock at an exercise price of $1.75 per share. Substantially similar warrants, dated July 30, 2001, for the purchase of an aggregate 108,000 shares of the Registrant's common stock at an exercise price of $1.75 per share were issued to Ryan, Beck & Co., L.L.C. (34,000 shares), Larkspur Capital Corporation (34,000 shares), and National Securities Corporation (40,000 shares). Copies will be provided to the Commission upon request.
10.23	Common Stock Purchase Warrant, dated July 31, 2001, granted by the Registrant to Associated Mezzanine Investors-PESI (I), L.P. for the purchase of up to 712,073 shares of the Registrant's common stock at an exercise price of $1.50 per share. A substantially similar warrant was issued to Bridge East Capital L.P. for the right to purchase of up to 569,658 shares of the Registrant's common stock, and a copy will be provided to the Commission upon request.
23.1	Consent of BDO Seidman, LLP.
23.2	Consent of Conner & Winters, as contained in Exhibit 5.1 hereto and incorporated herein by reference.
24.1	Powers of Attorney for Messrs. Zwecker, Colin, Sullivan, and Lahav, as contained in the Power of Attorney of the signature page included in this Registration Statement.

________________

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Item 17. Undertakings

            The Company hereby undertakes:

            (1)  To file, during any period in which offers or sales are being made, a post-effective amendment to the Registration Statement:

                        (i)  To include any prospectus required by Section 10(a)(3) of the Act;

                        (ii) To reflect in the prospectus any facts or events arising after the effective date of this
                    Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration
                    Statement;

                       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration
                    Statement;

           Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Company pursuant to Section 13 or 15(d) of the Securities Exchange Act of
               1934, as amended (the "Exchange Act"), that are incorporated by reference in this Registration Statement.

            (2)  That, for the purpose of determining any liability under the Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

             (3)  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

           The Company hereby undertakes that, for purposes of determining any liability under the Act, each filing of the Company's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

            Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the indemnification provisions described herein, or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

II-6

SIGNATURES FOR FORM S-3

           Pursuant to the requirements of the Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Gainesville, State of Florida, on the 28th day of September, 2001.

                                                               PERMA-FIX ENVIRONMENTAL
                                                               SERVICES, INC.

                                                                                       By:    /s/ Louis Centofanti
                                                                      Chairman, President and Chief Executive Officer

POWER OF ATTORNEY

            KNOW ALL PERSONS BY THESE PRESENTS that each person whose signature appears below hereby constitutes and appoints Dr. Louis F. Centofanti as his true and lawful attorney-in-fact and agent, with full power of substitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he might or could do them in person, hereby ratifying and confirming all that said attorney-in-fact and agent or any of them, or their or his substitute or substitutes, shall do or cause to be done by virtue hereof.

            Pursuant to the requirements of the Act, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Louis Centofanti Dr. Louis F. Centofanti	Chairman of the Board of Directors, President, and Chief Executive Officer (Principal Executive Officer)	September 28, 2001
/s/ Richard T. Kelecy Richard T. Kelecy	Chief Financial Officer (Principal Financial and Accounting Officer)	September 28, 2001
/s/ Mark A. Zwecker Mark A. Zwecker	Director	September 28, 2001
/s/ Jon Colin Jon Colin	Director	September 28, 2001
/s/ Thomas P. Sullivan Thomas P. Sullivan	Director	September 28, 2001
/s/ Jack Lahav Jack Lahav	Director	September 28, 2001

Exhibit Index

Exhibit No.	Description	Sequential Page No.
2.1	Stock Purchase Agreement, dated January 18, 2001, among the Registrant; East Tennessee Materials and Energy Corporation; Performance Development Corporation; Joe W. Anderson; Ronald W. Anderson; M. Joy Anderson; Russell R. and Cindy E. Anderson; Charitable Remainder Unitrust of William Paul Cowell, Kevin Cowell, Trustee; Joe B. and Angela H. Fincher; Ken-Ten Partners; Michael W. Light; Management Technologies, Incorporated; M&EC 401(k) Plan and Trust; PDC 401(k) Plan and Trust; Robert N. Parker; James C. Powers; Richard William Schenk, Trustee of the Richard Schenk Trust dated November 5, 1998; Talahi Partners; Hillis Enterprises, Inc.; Tom Price and Virginia Price; Thomas John Abraham, Jr. and Donna Ferguson Abraham; and Bill J. Hillis, is incorporated by reference from Exhibit 2.1 to the Registrant's Current Report on Form 8-K, dated January 31, 2001, and filed on February 26, 2001.
4.1	Certificate of Designations of Series 17 Class Q Convertible Preferred Stock, dated May 25, 2001, as incorporated by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated June 15, 2001, and filed on July 5, 2001.
4.2	Specimen copy of Certificate relating to the Series 17 Class Q Convertible Preferred Stock, as incorporated by reference from Exhibit 4.4 to our Current Report on Form 8-K dated June 15, 2001, and filed on July 5, 2001.
4.3	Form of Subscription Agreement, as incorporated by reference from Exhibit 4.2 to the Registrant's Current Report on Form 8-K dated June 15, 2001, and filed on July 5, 2001.
5.1	Opinion of Conner & Winters, a Professional Corporation.	43
10.1	Basic Oak Ridge Agreement between East Tennessee Materials and Energy Corporation and Bechtel Jacobs Company, LLC, No. 1GB-99446V, dated June 23, 1998, as incorporated by reference from Exhibit 10.1 to the Registrant's Form 10-Q for the quarter ended September 30, 1998, and filed on November 16, 1998.
10.2	Basic Oak Ridge Agreement between East Tennessee Materials and Energy Corporation and Bechtel Jacobs Company, LLC, No. 1GB-99447V, dated June 23, 1998, as incorporated by reference from Exhibit 10.2 to the Registrant's Form 10-Q for the quarter ended September 30, 1998, and filed on November 16, 1998
10.3	Basic Oak Ridge Agreement between East Tennessee Materials and Energy Corporation and Bechtel Jacobs Company, LLC, No. 1GB-99448V, dated June 23, 1998, as incorporated by reference from Exhibit 10.3 to the Registrant's Form 10-Q for the quarter ended September 30, 1998, and filed on November 16, 1998.
1
Exhibit No.	Description	Sequential Page No.
10.4	Note and Warrant Purchase Agreement, dated July 31, 2001, among the Registrant, Associated Mezzanine Investors-PESI (I), L.P. and Bridge East Capital L.P., as incorporated by reference from Exhibit 99.1 to the Registrant's Current Report on Form 8-K dated July 30, 2001, and filed on August 7, 2001.
10.5	Form of 13.50% Senior Subordinated Note Due 2006, as incorporated by reference from Exhibit 99.2 to the Registrant's Current Report on Form 8-K dated July 30, 2001, and filed on August 7, 2001.
10.6	Option Agreement, dated July 31, 2001, among the Registrant, Associated Mezzanine Investors-PESI (I), L.P. and Bridge East Capital L.P., as incorporated by reference from Exhibit 99.8 to the Registrant's Current Report on Form 8-K dated July 30, 2001, and filed on August 7, 2001.
10.7	Financial Advisory and Consulting Agreement, dated December 5, 2000, between the Registrant and National Securities Corporation.
10.8	Debt-For-Stock Exchange Agreement, dated effective July 9, 2001, between the Registrant and Capital Bank-Grawe Gruppe AG, as incorporated by reference from Exhibit 10.1 to the Registrant's Current Report on Form 8-K dated July 9, 2001, and filed on July 20, 2001.
10.9	Warrant, dated January 31, 2001, granted by the Registrant to BHC Interim Funding, L.P. for the right to purchase up to 817,142 shares of the Registrant's common stock at an exercise price of $1.4578, as incorporated by reference from Exhibit 99.6 to the Registrant's Current Report on Form 8-K, dated January 31, 2001, and filed on February 26, 2001.
10.10	Common Stock Purchase Warrant, dated August 29, 2000, granted by the Registrant to Capital Bank-Grawe Gruppe AG (f/k/a RBB Bank Aktiengesellschaft) for the right to purchase up to 150,000 shares of the Registrant's common stock at an exercise price of $1.50 per share, as incorporated by reference from Exhibit 4.3 to the Registrant's Current Report on Form 8-K, dated August 31, 2000, and filed on September 5, 2000.
10.11	Warrant, dated November 29, 2000, granted by the Registrant to Capital Bank (f/k/a RBB Bank Aktiengesellschaft) for the right to purchase up to 300,000 shares of the Registrant's common stock at an exercise price of $1.8750, as incorporated by reference from Exhibit 99.5 to the Registrant's Current Report on Form 8-K, dated December 22, 2000, and filed on January 17, 2001. Substantially similar warrants for the purchase of an aggregate 570,000 shares were issued to Capital Bank as follows: (a) a warrant, dated October 30, 2000, for the right to purchase up to 150,000 shares at an exercise price of $1.625; (b) a warrant, dated December 29, 2000, for the right to purchase up to 105,000 shares at an exercise price of $1.4219, (c) a warrant, dated January 31, 2001, for the right to purchase up to 105,000 shares at an exercise price of $1.9688, (d) a warrant, dated February 28, 2001, for the right to purchase up to 105,000 shares at an exercise price of $1.9375, and (e) a warrant, dated March 30, 2001, for the right to purchase up to 105,000 shares at an exercise price of $1.8125. Copies of these Warrants will be provided to the Commission upon request.
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Exhibit No.	Description	Sequential Page No.
10.12	Common Stock Purchase Warrant, dated July 9, 2001, granted by the Registrant to Capital Bank-Grawe Gruppe AG for the right to purchase up to 1,839,405 shares of the Registrant's common stock at an exercise price of $1.75 per share.	64
10.13	Common Stock Purchase Warrant, dated July 9, 2001, granted by the Registrant to Herbert Strauss for the right to purchase up to 625,000 shares of the Registrant's common stock at an exercise price of $1.75 per share.	72
10.14	Common Stock Purchase Warrant, dated June 1, 2001, granted by the Registrant to National Securities Corporation for the right to purchase of up to 250,000 shares of the Registrant's common stock at an exercise price of $1.50 per share. A substantially similar warrant, dated June 1, 2001, was granted by the Registrant to National Securities Corporation for the purchase of up to 360,000 shares of the Registrant's common stock at an exercise price of $1.75 per share. A copy of this Warrant will be provided to the Commission upon request.	80
10.15	Common Stock Purchase Warrant, dated April 1, 1999, granted by the Registrant to Strategic Growth International, Inc. for the right to purchase up to 240,000 shares of the Registrant's common stock at an exercise price of $1.20 per share. Substantially similar warrants for the purchase of an aggregate 566,908 shares were issued to Strategic Growth International, Inc. as follows: (a) a warrant, dated April 1, 1999 for the right to purchase up to 240,000 shares at an exercise price of $1.40, (b) a warrant, dated December 22, 2000, for the right to purchase up to 213,888 shares at an exercise price of $1.44, (c) a warrant, dated February 1, 2001, for the right to purchase up to 34,028 shares at an exercise price of $1.44, (d) a warrant, dated March 9, 2001, for the right to purchase up to 24,305 shares at an exercise price of $1.44, and (e) a warrant, dated July 31, 2001, for the right to purchase up to 54,687 shares at an exercise price of $1.44. Copies will be provided to the Commission upon request.	90
10.16	Warrant Agreement, dated January 25, 2000, granted by the Registrant to Ryan, Beck & Co., L.L.C. ("Ryan Beck") for the purchase of up to 33,750 shares of the Registrant's common stock at an exercise price of $1.44 per share. Substantially similar Warrant Agreements, dated January 25, 2000, for the right to purchase up to an aggregate 116,250 shares of the Registrant's common stock at an exercise price of $1.44 per share were granted by the Registrant to Randy Rock (20,625 shares), Michael Kollender (20,625 shares), Robert Goodwin (20,000 shares), Robert C. Mayer, Jr. (23,000 shares), Paul Cronson (23,000 shares), Meera Murdeshwar (6,000 shares), Kelsey Ann Goodwin Trust (1,500 shares), and Christopher Todd Goodwin Trust (1,500 shares). Copies will be provided to the Commission upon request.	97
10.17	Warrant, dated December 22, 2000, issued by the Registrant to Ryan, Beck & Co., LLC for the purchase of 213,889 shares of the Registrant's common stock, as incorporated by reference from Exhibit 99.6 to the Registrant's Current Report on Form 8-K dated January 31, 2001, and filed on February 26, 2001. Substantially similar Warrants, dated December 22, 2000, for the right to purchase up to an aggregate 855,555 shares of the Registrant's common stock at an exercise price of $1.44 per share were granted by the Registrant to Ryan Beck (26,737 shares), Michael Kollender (147,048 shares), Randy Rock (147,048 shares), Robert Goodwin (166,907 shares), Robert C. Mayer, Jr. (169,908 shares), Paul Cronson (169,907 shares), Meera Murdeshwar (25,000 shares), Kelsey Ann Goodwin Trust (1,500 shares), and Christopher Todd Goodwin Trust (1,500 shares). Copies will be provided to the Commission upon request.
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Exhibit No.	Description	Sequential Page No.
10.18	Warrant Agreement, dated January 31, 2001, granted by the Registrant to Ryan, Beck & Co., LLC for the right to purchase up to 34,028 shares of the Registrant's common stock at an exercise price of $1.44 per share. Substantially similar Warrants, dated January 31, 2001, for the right to purchase up to an aggregate 136,110 shares of the Registrant's common stock at an exercise price of $1.44 per share were granted by the Registrant to Ryan Beck (4,253 shares), Michael Kollender (23,394 shares), Randy Rock (23,394 shares), Robert Goodwin (26,690 shares), Robert C. Mayer, Jr. (26,689 shares), Paul Cronson (26,690 shares), and Meera Murdeshwar (5,000 shares). Copies will be provided to the Commission upon request.	118
10.19	Warrant Agreement, dated March 9, 2001, granted by the Registrant to Ryan, Beck & Co., LLC for the right to purchase up to 24,306 shares of the Registrant's common stock at an exercise price of $1.44 per share. Substantially similar Warrants, dated March 9, 2001, for the right to purchase up to an aggregate 97,222 shares of the Registrant's common stock at an exercise price of $1.44 per share were granted by the Registrant to Ryan Beck (3,038 shares), Michael Kollender (16,710 shares), Randy Rock (16,710 shares), Robert Goodwin (19,255 shares), Robert C. Mayer, Jr. (19,255 shares), Paul Cronson (19,254 shares), and Meera Murdeshwar (3,000 shares). Copies will be provided to the Commission upon request.	143
10.20	Warrant Agreement, dated July 31, 2001, granted by the Registrant to Paul Cronson for the right to purchase up to 43,295 shares of the Registrant's common stock at an exercise price of $1.44 per share. Substantially similar Warrants, dated July 31, 2001, for the right to purchase up to an aggregate 218,752 shares of the Registrant's common stock at an exercise price of $1.44 per share were granted by the Registrant to Ryan Beck (6,836 shares), Ryan Beck (54,688), Michael Kollender (37,598 shares), Randy Rock (37,598 shares), Robert Goodwin (43,294 shares), Robert C. Mayer, Jr. (43,294 shares), and Meera Murdeshwar (6,837 shares). Copies will be provided to the Commission upon request.	168
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Exhibit No.	Description	Sequential Page No.
10.21	Warrant to Purchase Common Stock, dated July 30, 2001, granted by the Registrant to David Avital for the purchase of up to 143,000 shares of the Registrant's common stock at an exercise price of $1.75 per share. Substantially similar warrants for the purchase of an aggregate 4,254,566 were issued to Capital Bank (842,995 shares), CICI 1999 Qualified Annuity Trust (85,715 shares), Gerald D. Cramer (85,715 shares), CRM 1999 Enterprise Fund 3 (200,000 shares), Craig S. Eckenthal (57,143 shares), Danny Ellis Living Trust (250,000 shares), Europa International, Inc. (571,428 shares), Harvey Gelfenbein (28,571 shares), A. C. Israel Enterprises (285,715 shares), Kuekenhof Partners, L.P. (40,000), Kuekenhof Equity Fund, L.P. (60,000 shares), Jack Lahav (571,429 shares), Joseph LaMotta (28,571 shares), Jay B. Langner (28,571 shares), The F. M. Grandchildren Trust (42,857 shares), Mathers Associates (228,571 shares), Peter Melhado (115,000 shares), Pamela Equities Corp. (42,857 shares), Josef Paradis (143,000 shares), Readington Associates (57,143 shares), Dr. Ralph Richart (225,000 shares), Edward J. Rosenthal Profit Sharing Plan (28,571 shares), Yariv Sapir IRA (85,714 shares), and Bruce Wrobel (150,000 shares), respectively. Copies will be provided to the Commission upon request.	193
10.22	Common Stock Purchase Warrant, dated July 30, 2001, granted by the Registrant to Kennerman Associates for the purchase of 15,750 shares of the Registrant's common stock at an exercise price of $1.75 per share. Substantially similar warrants, dated July 30, 2001, for the purchase of an aggregate 108,000 shares of the Registrant's common stock at an exercise price of $1.75 per share were issued to Ryan, Beck & Co., L.L.C. (34,000 shares), Larkspur Capital Corporation (34,000 shares), and National Securities Corporation (40,000 shares). Copies will be provided to the Commission upon request.	208
10.23	Common Stock Purchase Warrant, dated July 31, 2001, granted by the Registrant to Associated Mezzanine Investors-PESI (I), L.P. for the purchase of up to 712,073 shares of the Registrant's common stock at an exercise price of $1.50 per share. A substantially similar warrant was issued to Bridge East Capital L.P. for the right to purchase of up to 569,658 shares of the Registrant's common stock, and a copy will be provided to the Commission upon request.	220
23.1	Consent of BDO Seidman, LLP.	231
23.2	Consent of Conner & Winters, as contained in Exhibit 5.1 hereto and incorporated herein by reference.
24.1	Powers of Attorney for Messrs. Zwecker, Colin, Sullivan, and Lahav, as contained in the Power of Attorney of the signature page included in this Registration Statement.

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